    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998


                                                      REGISTRATION NO. 333-38057
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-1

                                   CVC, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                  35633821                                 16-1383279
      (STATE OR OTHER JURISDICTION              (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)            CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                                  525 LEE ROAD
                           ROCHESTER, NEW YORK 14606
                                 (716) 458-2550

          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                              CHRISTINE B. WHITMAN
                      CHAIRMAN OF THE BOARD, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                                   CVC, INC.
                                  525 LEE ROAD
                           ROCHESTER, NEW YORK 14606
                                 (716) 458-2550

      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

        FREDERICK W. KANNER, ESQ.                       JOHN HESSION, ESQ.
           DEWEY BALLANTINE LLP                  TESTA, HURWITZ & THIBEAULT, LLP
       1301 AVENUE OF THE AMERICAS                       125 HIGH STREET
         NEW YORK, NEW YORK 10019                  BOSTON, MASSACHUSETTS 02110
              (212) 259-8000                              (617) 248-7000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          SUBJECT TO COMPLETION,
                                                                JANUARY 16, 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,900,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                  -----------

    Of the 3,900,000 shares of common stock offered hereby (the "Common Stock"), 3,000,000 shares are being sold by CVC, Inc. ("CVC" or the "Company") and 900,000 shares are being sold by a Selling Stockholder ("the Offering"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the shares by the Selling Stockholder. Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq National Market under the symbol "CVCI."
                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      PRICE            UNDERWRITING          PROCEEDS            PROCEEDS
                                        TO            DISCOUNTS AND             TO              TO SELLING
                                      PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDER
Per Share.....................          $                   $                   $                   $
Total(3)......................          $                   $                   $                   $

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses payable by the Company of $750,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 585,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that such option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Stockholder will be $      , $      , $      and $      ,
    respectively. See "Underwriting."
                                 --------------


    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about             ,
1998.


BT ALEX. BROWN
                  HAMBRECHT & QUIST

                                    PAINEWEBBER INCORPORATED


               THE DATE OF THIS PROSPECTUS IS              , 1998

                                 [OUTSIDE FLAP]

CVC MAKES THE CONNEXION-REGISTERED TRADEMARK-

    CVC's Connexion-Registered Trademark- Cluster Tool offers data storage and semiconductor customers an integrated thin film process solution using Physical Vapor Deposition (PVD), Metal-Organic Chemical Vapor Deposition (MOCVD) and Rapid Thermal Chemical Vapor Deposition (RTCVD).

[Upper Right-hand Corner] Graphic of laptop computer with (i) magnified graphic of semiconductor chip with accompanying text reading "Advanced semiconductors for semiconductor industry"; and (ii) magnified graphics of magnetic recording head and recording head reading/writing to disk drive with accompanying text reading "MR and GMR read/write heads for data storage industry."

[Left Margin] Photo of two persons operating Connexion-Registered Trademark-800 cluster tool with accompanying text reading "Front view of Connexion-Registered Trademark-800 with dual load-lock doors."

[Lower Right-hand Corner] Graphic representing overhead view of Connexion-Registered Trademark-800 Cluster Tool with accompanying text reading "Connexion-Registered Trademark-800 Cluster Tool configured for MOCUD process."

    CONNEXION-Registered Trademark- is a registered trademark of the Company. OPEN CONNEXION-TM- and INFINITY-TM- are trademarks of the Company.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. SEE "UNDERWRITING."

                          [INSIDE FRONT COVER GATE #1]

CVC PROVIDES WORLDWIDE SERVICE AND SUPPORT

    CVC operates advanced product development, systems engineering, applications engineering, customer service and technical support centers in New York, California, Minnesota, Texas, Europe and Asia.

[Upper Right-hand Corner] Graphic of Connexion-Registered Trademark-800 Central Wafer Handler with accompanying text reading "Connexion-Registered Trademark-800 Central Wafer Handler supports six process modules and a high throughput robot."

[Upper-Middle Left margin] Software image graphic of overhead view of Connexion-Registered Trademark-800' cluster tool with accompanying text reading "CVC Open Connexion-Registered Trademark-Plug and Play Software Application."

[Middle of Page] Graphic of globe with sites of CVC, Inc.'s manufacturing facilities highlighted.

[Lower-Middle Left Margin] Graphic of semiconductor chip on transport superimposed over a bed of semiconductor chips.

[Lower Left-hand Corner] Graphic depicting Fremont, California facilities with accompanying text reading "Fremont, California Facilities."

[Lower-Middle Right Margin] Graphic depicting rows of cluster tool modules in process of assembly with accompanying text reading "Manufacturing facilities -- sub-assembly."

[Lower Right-hand Corner] Graphic depicting CVC headquarters in Rochester, New York with accompanying text reading "CVC headquarters in Rochester, NY."

                          [INSIDE FRONT COVER GATE #2]

                              We deliver thin film

CVC's Connexion-Registered Trademark- Cluster Tool Technology for Semiconductor Integrated Circuits and Advanced Metal Interconnect Processes

[Upper Left Hand Corner] Graphic representing wafer.

[Center of Page] Graphic representing MOCVD .13 micro meter 10:1 Aspect Ratio Copper Gap Fill SEM with accompanying text reading "MOCVD .13 micro meter 10:1 Aspect Ratio Copper Gap Fill SEM."

[Lower-Middle Left Margin] Graphic representing side view of Connexion-Registered Trademark-MOCVD copper process module with accompanying text reading "Connexion-Registered Trademark-MOCVD copper process module, side view."

[Lower Left-hand Corner] Graphic representing semiconductor chip.

[Lower Right-hand Corner] Graphic representing Connexion-Registered Trademark-800 with attached process modules with accompanying text reading "Connexion-Registered Trademark-800 accommodates six process modules and two load-locks."

                              [INSIDE BACK COVER]
                               Process Solutions

CVC's Connexion-Registered Trademark- Cluster Tool Technology for Data Storage MR and GMR Head Thin Film Deposition

[Upper Right-hand Corner] Graphic of Connexion-Registered Trademark-GMR process module with six 12-inch [cathodes] with accompanying text reading
"Connexion-Registered Trademark-GMR process module with six 12-inch [cathodes]."

[Middle Left Margin] Graphic of Connexion-Registered Trademark-GMR multi-station process module with 12-inch targets with accompanying text reading "Connexion-Registered Trademark-GMR multi-station process modules with 12-inch targets."

[Middle Right Margin] Graphic of Connexion-Registered Trademark-600 with attached process modules with accompanying text reading "Connexion 600 accommodating process modules and two load locks."

[Lower Left] Graphic of magnetoresistive head with accompanying text reading "Magnetoresistive Head."

[Lower Right-hand Corner] Graphic of recording head and hard disk drive.

[Lower Center] Graphic of Infinity-Registered Trademark-Magnetron Plasma with accompanying text reading "Infinity-Registered Trademark-Magnetron Plasma."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    CVC is a leading worldwide supplier of deposition equipment for the fabrication of thin film recording heads for the data storage industry. The Company also has made significant advances in the development and initial delivery of copper deposition equipment for the semiconductor industry. The Company has leveraged key innovations in integrated process development, vacuum technology, materials science, chemical and physical vapor deposition technologies, and software applications to develop process equipment solutions for the manufacture of both disk drive recording heads and advanced semiconductor devices. These integrated solutions are optimized for the precise, highly uniform, repetitive steps required for the deposition of thin film materials.

    The fabrication of disk drive recording heads and semiconductor devices involves a sequential series of complex but, in many cases, similar processing steps. Both recording heads and semiconductor devices are formed by building up a succession of extremely thin, uniform layers of conducting or insulating films onto substrates or wafers. The need to increase storage density and boost performance of disk drives has led to the development of smaller device features and the transition to more advanced recording heads with multiple layers of different materials and surface structures. In order to increase speed and performance of semiconductor devices, semiconductor manufacturers are shrinking the geometries and line widths of integrated circuits, while at the same time adding multiple, thin film layers of insulating or conducting materials. These developments in disk drive recording heads and semiconductor devices are being made possible in large part by significant advancements in the equipment and processes involved in the deposition of thin films.

    The Company's principal product offerings are its CONNEXION Cluster Tool system and integrated process modules for depositing thin film materials onto substrates. CVC's CONNEXION Cluster Tool is a modular system with stations for locating up to six process modules around a central wafer handling system. Each module is equipped to deposit materials using specified deposition methods and processes in a precise, integrated, vacuum-controlled environment. The Company currently offers advanced process modules for physical vapor deposition, metal-organic chemical vapor deposition, inductively-coupled-plasma soft clean and rapid thermal processing. CVC's CONNEXION Cluster Tool utilizes a distributed open architecture design platform and industry-standard specifications which enable the integration of either Company-supplied or third-party process modules. Principal applications for the Company's systems include advanced, magnetoresistive ("MR") and giant magnetoresistive ("GMR") thin film recording heads for the data storage industry, and high performance, multi-level interconnect technology for semiconductor device fabrication. The Company believes that its cluster-oriented approach offers its customers a low cost of ownership with optimal manufacturing process control, and the flexibility to extend, with enhanced process capabilities, various deposition methods across multiple generations of fabrication technologies.

    The Company's strategy is to continue its leadership in thin film process solutions for the data storage industry by focusing its resources on the advancement of integrated thin film process technology that enables the fabrication of advanced recording heads used in hard disk drives. The Company intends to leverage its strategic partnerships with industry-leading data storage and semiconductor manufacturing customers and research and development centers. In addition, the Company is targeting copper and other advanced metallization opportunities in the semiconductor industry. The Company is committed to providing worldwide customer service and support as it expands its existing sales and service activities to address on a global basis the advanced device manufacturing priorities of its customers.

    The Company sells its products in the United States and Europe through a direct sales force supported by its marketing and sales organization. In Japan, Malaysia, Singapore and Thailand, the Company utilizes a foreign distributor to sell and service its products, and markets its products in China, Korea and Taiwan through independent sales representatives. Among the Company's most significant customers are many of the leading manufacturers of thin film recording heads for the data storage industry, including Applied Magnetics, Fujitsu, IBM, Quantum, Read-Rite, Seagate Technology, Inc. ("Seagate Technology") and TDK, as well as manufacturers of semiconductor devices, including Analog Devices, General Semiconductor, Sharp and Texas Instruments. Seagate Technology is the Company's largest customer, representing approximately 47% of the Company's revenues for the year ended September 30, 1997, and is also the Company's largest stockholder, holding approximately 41% of the Company's voting stock prior to the Offering.

    The Company was incorporated in 1990 in connection with its acquisition of CVC Products, Inc. CVC Products, Inc. was founded in 1934 as the experimental vacuum processing group of Eastman Kodak. In 1997, the Company changed its name to CVC, Inc. The Company's executive offices are located at 525 Lee Road, Rochester, New York 14606, and its telephone number at that location is (716) 458-2550.

                                  RISK FACTORS

    The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company................  3,000,000 shares
Common Stock offered by the Selling Stockholder....  900,000 shares
Common Stock to be outstanding after the
  Offering.........................................  11,947,410 shares(1)
                                                     For general corporate purposes,
                                                     including working capital, capital
                                                     expenditures and repayment of debt. See
                                                     "Use of Proceeds."
Use of proceeds....................................
Proposed Nasdaq National Market symbol.............  CVCI

------------------------

(1) Includes 7,673,520 shares of Common Stock to be issued upon conversion of outstanding shares of Series A and Series B Convertible Preferred Stock concurrently with the consummation of the Offering. See "Principal and Selling Stockholders." Excludes 2,630,160 shares issuable upon exercise of outstanding stock options with a weighted average exercise price of $1.41 per share and 1,186,140 shares issuable upon the exercise of outstanding warrants at an exercise price of $3.72 per share as of September 30, 1997.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                          YEAR ENDED SEPTEMBER 30,
                                                                            -----------------------------------------------------
                                                                              1993       1994       1995       1996       1997
                                                                            ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Revenues..................................................................  $  12,851  $  13,915  $  21,358  $  48,378  $  62,588
Cost of goods sold........................................................      8,239     11,795     15,630     33,755     41,286
                                                                            ---------  ---------  ---------  ---------  ---------
Gross margin..............................................................      4,612      2,120      5,728     14,623     21,302
Operating expenses
  Research and development................................................        909      1,271      1,214      4,346      9,055
  Sales and marketing.....................................................      2,342      2,354      2,924      4,777      5,613
  General and administrative..............................................      1,459      1,248      1,447      2,124      2,539
                                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................................      4,710      4,873      5,585     11,247     17,207
                                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.............................................        (98)    (2,753)       143      3,376      4,095
Interest income (expense), net............................................       (430)      (533)      (559)      (197)      (593)
                                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.........................................       (528)    (3,286)      (416)     3,179      3,502
Income taxes (benefit)....................................................          4         36       (546)        --      1,457
                                                                            ---------  ---------  ---------  ---------  ---------
Net income (loss).........................................................  $    (532) $  (3,322) $     130  $   3,179  $   2,045
                                                                            ---------  ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------  ---------
Pro forma net income per share(1).........................................                        $    0.02  $    0.29  $    0.18
Weighted average common and common equivalent shares outstanding(1)(2)....                            8,693     11,408     12,684


                                                                                                SEPTEMBER 30, 1997
                                                                                             ------------------------
                                                                                                             AS
                                                                                              ACTUAL     ADJUSTED(3)
                                                                                             ---------  -------------
BALANCE SHEET DATA:
  Cash and cash equivalents................................................................  $   2,161    $  21,477
  Working capital..........................................................................      9,259       30,829
  Total assets.............................................................................     43,833       75,149
  Short-term borrowings and current portion of long-term debt..............................      2,295           41
  Long-term debt, less current portion.....................................................      5,309        3,359
  Total stockholders' equity...............................................................     11,428       46,948

------------------------
(1) Pro forma historical earnings per share has been omitted for each of the fiscal years ended September 30, 1993 and 1994 since net losses existed in each of those years and, therefore, pro forma earnings per share information is not considered meaningful in light of the conversion of outstanding preferred stock which would have a material anti-dilutive effect on pro forma earnings per share in such years. See Notes to Consolidated Financial Statements for further discussion of the computation of pro forma earnings per share.

(2) See Notes to Consolidated Financial Statements for information concerning weighted average common and common equivalent shares used in computing pro forma earnings per share.

(3) Adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds thereof as set forth under "Use of Proceeds."

                         ------------------------------

    EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) GIVES RETROACTIVE EFFECT TO AN INCREASE IN THE NUMBER OF AUTHORIZED SHARES OF THE COMMON STOCK ON OCTOBER 15, 1997 AND A 3-FOR-1 SPLIT OF THE COMMON STOCK ON OCTOBER 31, 1997 AND (II) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS. CERTAIN STATEMENTS IN THIS PROSPECTUS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SUCH FORWARD-LOOKING STATEMENTS MAY BE FOUND IN THE MATERIAL SET FORTH UNDER THE HEADINGS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS ELSEWHERE IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS. ANY FORWARD-LOOKING STATEMENTS ARE MADE AS OF THE DATE OF THIS PROSPECTUS AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS OR TO UPDATE THE FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH FORWARD-LOOKING STATEMENTS.

    FLUCTUATIONS IN OPERATING RESULTS. The Company derives a substantial portion of its revenue from a relatively small number of systems which typically range in price from approximately $1.0 million to $3.0 million. As a result, the timing of significant orders or a reduction in the number of systems shipped in a quarter could have a material effect on the Company's revenue and results of operations for that quarter. The Company's quarterly and annual results have in the past significantly varied and may in the future vary significantly due to a number of factors, including: market acceptance of the Company's products; the timing, seasonality, cancellation or delay of customer orders; the loss of a significant customer; increased research, development or marketing expenses associated with new product introductions, and the Company's ability to introduce new products and technologies successfully and on a timely basis; the introduction of new products or enhancements by competitors; changes in the Company's pricing policies or those of its competitors; customer order deferrals in anticipation of upgrades and new products; the level of utilization of the Company's production capacity; the ability of the Company to manufacture, test and deliver products in a timely and cost-effective manner; the sufficiency of personnel and capital resources to support operations; the publication of opinions by industry analysts about the Company and its products, or its competitors or their products; and other factors, such as levels of expenses relative to revenue levels, personnel changes and general conditions in the data storage and semiconductor industries. Due to all of the foregoing factors, in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecasted with certainty.

    The Company's expense levels are based, in part, on its expectations as to future revenues. Because the Company's sales are generally made pursuant to purchase orders that are subject to cancellation, modification, quantity reduction or rescheduling on short notice and without significant penalties, the Company's backlog as of any particular date may not be indicative of sales for any future period, and such changes could cause the Company's net sales to fall below expected levels. If revenue levels are below expectations, operating results are likely to be materially and adversely affected. Net income, if any, and gross margins may be disproportionately affected by a reduction in net sales because a proportionately smaller amount of the Company's expenses varies with its revenues.

    Due to potential fluctuations in quarterly operating results, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indicators of future performance.


    The Company is party to a demand line and term loan agreement (the "Loan Agreement") with Manufacturers and Traders Trust Company (the "Lender") which provides the Company with a $10.0 million line of credit as of September 30, 1997. The Loan Agreement requires compliance by the Company with specified financial tests as of the end of each quarter during the term of the Loan Agreement. As of the end of two quarters in fiscal 1997, the Company was not in compliance with certain of these tests and thus was in technical default of the Loan Agreement. The Lender has waived its rights regarding the prior lack of compliance and, as of September 30, 1997, the Company was in compliance with all covenants in the Loan Agreement. Future fluctuations in operating results could cause the Company to be out of compliance with one or more of the financial tests of the Loan Agreement. In such a circumstance, there can be no assurance that the Lender would grant a waiver, in which case the Company would be in default of the Loan Agreement. Any such default could cause an acceleration of any amounts outstanding thereunder which could have a material adverse effect on the Company's business, financial condition or operating results.


    DEPENDENCE ON DATA STORAGE AND SEMICONDUCTOR MARKETS. The Company's business depends upon the capital expenditures of manufacturers of data storage systems and semiconductors which, in turn, depend upon the current and anticipated market demand for computer disk drives and for products utilizing semiconductor devices. Those markets are highly cyclical and have historically experienced periodic downturns which have had a material adverse effect on the demand for the type of capital equipment and process technology offered by the Company. In addition, the need for continued investment in research and development, substantial capital equipment requirements and extensive ongoing customer service and support requirements worldwide will limit the Company's ability to reduce expenses in response to any such downturn or slowdown. The Company's revenue, gross margins and results of operations would likely be materially and adversely affected if downturns or slowdowns in the rate of capital investment in the data storage or semiconductor industries occur in the future. Moreover, although the data storage and semiconductor industries may experience growth that causes significant growth in the data storage and semiconductor capital equipment industries, there can be no assurance that such growth can be sustained or that the Company will be positioned to benefit from such growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON THE COMPANY'S CONNEXION CLUSTER TOOL SYSTEM. The Company's principal product is a line of capital equipment, known as the CONNEXION Cluster Tool, which together with its associated process modules is used to manufacture thin film recording heads and semiconductor devices. Through September 30, 1997, the Company had shipped more than 60 of such tools, along with over 200 such modules. The Company's CONNEXION Cluster Tool systems accounted for 45%, 71% and 85% of its net sales for fiscal 1995, 1996 and 1997, respectively. The Company believes that its future growth depends in large part upon its ability to gain customer acceptance of its CONNEXION Cluster Tool and related technology. Market acceptance of the Company's CONNEXION Cluster Tool system depends upon numerous factors, including cost of ownership, throughput, process flexibility, performance and reliability and availability of customer support. The Company intends periodically to develop and introduce enhanced versions of its CONNEXION Cluster Tool system. Failure to enhance continually the Company's CONNEXION Cluster Tool system may impact its future market acceptance. There can be no assurance that the Company will be successful in obtaining broad market acceptance of the CONNEXION Cluster Tool system or any future enhanced version of the system. Any technical or manufacturing difficulties with the CONNEXION Cluster Tool (or subsequent enhancements of the CONNEXION Cluster Tool system), or the failure to gain customer acceptance thereof, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

    RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS AND PROCESSES. The data storage and semiconductor equipment manufacturing industries are subject to rapid technological change and new product introductions, as well as evolving industry standards. The development of more complex data storage systems and semiconductor devices and the increased overall demand for such products has driven the need for new facilities, equipment and processes to produce such systems and devices at an acceptable cost. As a result of these factors, the Company believes that data storage systems and semiconductor device manufacturers are increasingly relying on equipment manufacturers like the Company to design and develop more efficient equipment, design and implement improved processes, and integrate their equipment with that of other equipment manufacturers. Therefore, the Company believes that its future success will depend, in part, upon its ability to continue to meet such evolving industry standards by enhancing its existing products and their process capabilities and by designing and developing new technologies, processes and products which compete effectively on the basis of price and performance and which adequately address customer requirements.

    There can be no assurance that the Company will be successful in the introduction and volume manufacture of new products or that the Company will be able to develop and introduce, in a timely manner, new products or enhancements to its existing products and processes which satisfy customer needs or achieve market acceptance. The failure of the Company to accomplish any of the above would adversely affect the Company's business, financial condition and results of operations. The success of the Company in developing, introducing and selling new and enhanced equipment depends upon a variety of factors, including product selection, timely and efficient completion of product design and development, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing.

    The Company has committed significant resources to the development of advanced copper deposition technology for high performance integrated circuit fabrication for the semiconductor market. The development of this technology is emerging and highly complex. Recently, several semiconductor device manufacturers have announced that they have made advancements in copper-based technology, and other competitors with substantially greater resources than the Company's can be expected to invest in research and development of similar technologies. There can be no assurance that the Company's efforts in this area will be technologically successful or, even if technologically successful, will be commercially accepted by the marketplace. Failure by the Company to achieve commercial success in its pursuit of copper-based technology for the semiconductor industry could have a material adverse effect on the Company's prospects. See "Business--Industry Background," "Business--Strategy," and "Business--Research, Development and Engineering."

    CONCENTRATION OF CUSTOMERS. The Company's customer base is highly concentrated among a limited number of large customers, primarily because the data storage and the semiconductor industries are dominated by a limited number of large companies. In fiscal 1995, 1996 and 1997, revenues from the Company's five largest customers represented approximately 72%, 81% and 78%, respectively, of the Company's total revenues. In fiscal year 1995, three customers each accounted for more than 10% of the Company's revenues, and in fiscal years 1996 and 1997, two customers each accounted for more than 10% of the Company's revenues. The Company generally does not have continuing purchase agreements with its customers and does not have any written agreements that require customers to purchase fixed minimum quantities of products. The Company's sales to specific customers tend to vary significantly from year to year depending upon customers' budgets for capital expenditures and new product introductions. The Company anticipates that its revenue will continue to depend on a limited number of major customers, although the companies considered to be major customers and the percentage of the Company's revenue represented by each major customer may vary from quarter to quarter.

    The loss of, or reduced demand for products or related services from, any of the Company's major customers could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success will depend, in part, upon its ability to obtain orders from new customers, as well as the financial condition of its customers and industry conditions in the data storage and semiconductor markets. See "Business--Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RELATIONSHIP WITH SEAGATE TECHNOLOGY. A significant portion of the Company's revenues for the last three years has been attributable to one customer, Seagate Technology. In fiscal 1995, 1996 and 1997, revenues derived from sales of products to Seagate Technology accounted for 27%, 57% and 47%, respectively, of the Company's total revenues. The Company has no marketing, distribution, technology licensing, guaranteed purchase or any other type of collaborative agreement or commitment with Seagate Technology. The loss of Seagate Technology as a customer, any material reduction in orders by Seagate Technology, including reductions due to market or competitive conditions or the determination by Seagate Technology not to adopt the Company's next generation of products, would have a material adverse effect on the Company's business, financial condition and results of operations.


    On October 16, 1997, Seagate Technology announced that, due to weakness in demand for its high-performance products and greater than anticipated pricing pressure, it was reviewing its operations worldwide and is contemplating actions which will result in significant restructuring and other one-time charges. The Company is unable to determine the impact, if any, that such weakness in demand, pricing pressure and consequent restructuring by Seagate Technology will have on its results of operations in future periods. Nevertheless, the Company believes that Seagate Technology will significantly reduce purchases of Company products in fiscal 1998 as compared to fiscal 1997.


    Seagate Technology is also the Company's largest stockholder and two of its representatives are members of the Company's Board of Directors. Following completion of the Offering, Seagate Technology will own 3,629,520 shares representing approximately 30.4% of the Company's outstanding Common Stock (29.0% of such stock if the Underwriters' over-allotment option is exercised in full). In addition, pursuant to a warrant acquired by Seagate Technology in 1995, Seagate Technology has the right to acquire 1,186,140 shares of Common Stock at an exercise price of $3.72 per share. Assuming full exercise of such warrant (and no other change in the Company's outstanding Common Stock), Seagate Technology would own an aggregate of approximately 36.7% of the Company's outstanding Common Stock (35.1% of such stock if the Underwriters' over-allotment option is exercised in full). As a result, Seagate Technology may be in a position to influence the election of the Company's directors and the outcome of corporate actions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company and of influencing the business and affairs of the Company. See "Business--Relationship with Seagate Technology," "Management" and "Certain Transactions."

    HIGHLY COMPETITIVE INDUSTRIES. The data storage and semiconductor equipment industries are highly competitive. The Company faces substantial competition in the markets in which it competes from both established competitors and potential new entrants. In the data storage market, principal competitors for the Company's products include Balzers Process Systems ("Balzers"), Sputtered Films, Inc. ("Sputtered Films"), Nordiko Ltd. ("Nordiko") and Veeco Instruments. In the semiconductor market, the Company's competitors include Applied Materials and Novellus Systems ("Novellus"). Certain of the Company's major competitors have more experience with high volume manufacturing, have broader product lines and name recognition, have substantially larger customer bases and greater customer service capabilities and have substantially greater financial and marketing resources than the Company. The Company may also face future competition from new market entrants.

    The Company expects its competitors to continue to improve the design and performance of their products. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features. In addition, a substantial investment is required by customers to install and integrate capital equipment into a production line. As a result, once a manufacturer has selected a particular supplier's capital equipment, the Company believes that the manufacturer will be generally reliant upon that equipment for the specific production line application. Accordingly, the Company may experience difficulty in selling a product to a particular customer for a significant period of time if that customer selects a competitor's product. Increased competitive pressure could lead to lower prices for the Company's products, thereby adversely affecting the Company's operating results. There can be no assurance that the Company will be able to compete successfully in the future. See "Business--Competition."

    LENGTHY SALES CYCLE. Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to add new manufacturing capacity or to expand existing manufacturing capacity, both of which typically involve a significant capital commitment. The Company may experience delays in finalizing system sales following initial system qualification while the customer evaluates and receives approvals for the initial purchase of the Company's systems and completes a sales cycle of 12 to 18 months, during which the Company may expend substantial funds and management effort. Lengthy sales cycles subject the Company to a number of significant risks, including inventory obsolescence and fluctuations in operating results over which the Company has little or no control. See "Business--Marketing, Sales and Service."

    DEPENDENCE ON CERTAIN SUPPLIERS. Certain of the components and subassemblies included in the Company's systems are purchased from a limited number of suppliers. Although the Company seeks to reduce its dependence on these suppliers, disruption or termination of certain of these sources could occur and such disruptions could have at least a temporary adverse effect on the Company's operations. A prolonged inability to obtain certain components could have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing."

    RISKS ASSOCIATED WITH INTERNATIONAL SALES. In fiscal 1995, 1996 and 1997, sales to customers located outside of the United States accounted for 13%, 19% and 31%, respectively, of the Company's revenues in each such period. The Company intends to expand its operations outside the United States and enter additional international markets, which will require significant management attention and financial resources. The Company's international business may be affected by factors such as the risk of government-financed competition, changes in trade policies, tariff regulations and difficulties in obtaining U.S. export licenses.

    Most international sales are made through several independent sales representatives and a third party distributor. There can be no assurance that they will continue to market and distribute the Company's products successfully. The implementation of new distribution and sales arrangements could result in delays and disruptions in the Company's international sales and customer support efforts, which could reduce sales and have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Strategy" and "Business--Marketing, Sales and Service."

    DEPENDENCE ON KEY PERSONNEL. The Company's future operating results depend in significant part upon the continued contributions of its officers and personnel, many of whom would be difficult to replace. Many of the Company's employees are not bound by noncompetition agreements, and competitors may attempt to recruit the Company's key employees. The loss of its officers or other key personnel, who are critical to the Company's success, could have a material adverse effect on the business, financial condition and results of operations of the Company. Among the competitive factors in attracting personnel are compensation and benefits, equity incentives and geographic location. There can be no assurance that the Company will be successful in attracting or retaining such personnel. The loss of the services of existing personnel, as well as the failure to recruit additional personnel, could materially and adversely affect the Company's business, financial condition and results of operations. See "Business--Employees," "Management--Directors and Executive Officers," and "Management--Key Employees."

    MANAGEMENT OF GROWTH. The Company is experiencing a period of rapid growth and expansion which has placed, and is expected to continue to place, significant demands on the Company's resources. The management of such growth will require the Company to continue to improve and expand its management, operational and financial systems, manufacturing procedures and controls, and other internal management systems, quality control, production and service capabilities. The failure to manage growth effectively, including delays or difficulties in implementing new products, procedures and controls in a timely manner and without disruption of the Company's operations, could have a material adverse effect on the Company's business, financial condition and results of operations.

    The recent growth in the Company's product offerings has required the Company to invest in additional equipment, personnel, physical facilities and other infrastructure to meet current and anticipated manufacturing demands. The Company has hired, and expects that it will need to continue to hire, a number of new employees, particularly personnel with technical backgrounds for the Company's engineering and technical support staffs. The future success of the Company also will depend on its ability to attract and retain qualified technical, marketing and management personnel, particularly highly skilled design, process and test engineers, for whom competition is intense. In particular, the current availability of qualified engineers is limited, and competition among companies for experienced engineering personnel is very strong. The market for such personnel has become increasingly competitive, particularly in California where there has been a significant increase in the business activities of other companies in the data storage systems and semiconductor device manufacturing sectors. Because of this competition for qualified labor, the Company has occasionally experienced delays in meeting its staffing requirements. Protracted inability of the Company to recruit and train adequate numbers of qualified personnel on a timely basis could adversely affect the Company's ability to manufacture, sell and support its products. The Company has significantly expanded its infrastructure to support increased revenues, including the hiring of additional personnel, and has made and expects to continue to make substantial investments in research, development and engineering, sales and marketing and business information systems. There can be no assurance that the Company will be able to achieve a rate of growth or level of sales in any future period commensurate with its increased level of expenses. There can be no assurance that the Company will be able to adequately increase its manufacturing facilities and capacity to meet demand for its products or that, in the event of a downturn or slowdown in such demand, the Company will be able to reduce its production activities or absorb its increased overhead and outsourcing costs. The Company expects that its operating expenses will continue to increase. There can be no assurance that the Company's future sales will increase in an amount necessary to cover planned increases in operating expenses. Continued expansion of the Company's operations could significantly strain the Company's management, financial and other resources. See "Business--Marketing, Sales and Service" and "Business--Employees."

    PATENTS AND OTHER INTELLECTUAL PROPERTY. The Company believes that the success of its business depends more on such factors as the technical expertise and innovative skills of its employees than on patents, copyrights, trade secrets or other intellectual property rights. Nevertheless, the success of the Company may depend in part on patents. As of September 30, 1997, the Company had obtained two U.S. patents and had 15 U.S. patent applications pending on its behalf. In addition, the Company had eight foreign patent applications pending on its behalf as of that date. There can be no assurance that the Company's pending patent applications or any future applications will be approved, that any patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Because foreign patents may afford less protection under foreign law than is available under U.S. patent law, there can be no assurance that any such patents issued to the Company will adequately protect the Company's proprietary information. There can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company. In addition to patent protection, the Company also relies upon trade secret protection, employee and third-party nondisclosure agreements and other intellectual property protection methods to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

    There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor, data storage and related industries. The Company has in the past been, and may in the future be, notified of allegations that it may be infringing intellectual property rights possessed by others. No assurance can be given that infringement claims by third parties will not be asserted. In the future, protracted litigation may be necessary to defend the Company against alleged infringement of third party rights. Any such litigation, even if ultimately successful in defense of the Company, could result in substantial cost and diversion of time and effort by management, which by itself could have a material adverse effect on the Company's business, financial condition and results of operations. Adverse determinations in such litigation could result in the Company's loss of proprietary rights, subject the Company to significant liabilities (including treble damages under certain circumstances), require the Company to seek licenses from third parties, or prevent the Company from manufacturing or selling its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. Further, there can be no assurance that any such third party license will be available on reasonable terms or at all. See "Business--Patents and Other Intellectual Property."

    ENVIRONMENTAL REGULATION. The Company is subject to a variety of governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. The Company believes that it is currently in compliance in all material respects with these regulations and that it has obtained all necessary environmental permits to conduct its business, which permits generally relate to the discharge of hazardous waste. Any failure by the Company to comply with regulations or to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject the Company to future liabilities. See "Business--Manufacturing."

    ABSENCE OF PUBLIC MARKET; VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained upon the completion of the Offering, or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock offered hereby has been determined by negotiations among the Company, the Selling Stockholder and the Underwriters. The market price for shares of the Common Stock may be highly volatile depending on news announcements of the Company, its competitors, customers or other entities related to quarterly operating results or other matters, general trends in the Company's industry, changes in general market conditions and other factors. In addition, in recent years the stock market in general and the market for shares of small capitalization and semiconductor industry-related companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Any such fluctuations in the future could adversely affect the market price of the Common Stock. See "Underwriting."

    DILUTION. The public offering price is substantially higher than the book value per share of the currently outstanding Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore suffer immediate and substantial dilution of $9.07 per share in the net tangible book value of the Common Stock from the assumed initial public offering price of $13.00 per share. See "Dilution."

    ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Company's Restated Certificate of Incorporation and Restated By-laws, as well as the Delaware General Corporation Law, contain provisions that may make it more difficult for a third party to acquire, or may discourage acquisition bids for, the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. In addition, shares of the Company's preferred stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be materially and adversely affected by, the rights of any holders of preferred stock that may be issued in the future, including preferential rights with respect to voting, payment of dividends or distributions upon liquidation. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock."

    SHARES ELIGIBLE FOR FUTURE SALE. Upon consummation of the Offering, there will be 11,947,410 outstanding shares of Common Stock. The shares sold in the Offering will be freely tradable without restriction under the Securities Act, except to the extent acquired by affiliates of the Company. The executive officers, directors and certain employees of the Company, and certain stockholders, who in the aggregate will hold approximately 8,044,935 shares of Common Stock, have agreed that for a period of 180 days following the date of this Prospectus, they will not offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, Common Stock without the prior written consent of BT Alex. Brown Incorporated. Upon expiration of the 180-day period, at least 7,852,260 shares of Common Stock will be eligible for sale pursuant to Rule 144 under the Securities Act, subject in some cases to compliance with Rule 144 volume limitations, of which 6,665,460 shares are held by officers, directors and affiliates of the Company. Sales of a substantial amount of such shares, or the perception that such sales will occur, could have a significant adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale."

    CONTROL BY EXISTING STOCKHOLDERS. The Company's principal stockholders and the Company's executive officers and directors will beneficially own approximately 64.8% of the Company's outstanding shares of Common Stock (67.9% if Seagate Technology exercises in full its warrant to purchase Common Stock) immediately following the Offering (assuming no exercise of currently exercisable stock options). Accordingly, these stockholders will be able to elect all of the Company's directors, control the management and affairs of the Company and determine the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions, regardless of how other stockholders of the Company may vote. Such a concentration of ownership by such persons or entities may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. See "Management--Executive Officers and Directors," "Certain Transactions" and "Principal and Selling Stockholders."


    ABSENCE OF DIVIDENDS. The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company is currently restricted under the terms of certain of its credit agreements from paying any dividends to stockholders without the prior written consent of the lenders. See "--Fluctuations in Operating Results," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Dividend Policy."

                                  THE COMPANY

    The Company's principal executive offices are located at 525 Lee Road, Rochester, New York 14606, and its telephone number at that address is (716) 458-2550. References in this Prospectus to the "Company" refer collectively to CVC, Inc. and its subsidiary, CVC Products, Inc. ("CVC Products"). The Company's operations are conducted through such subsidiary.

                                USE OF PROCEEDS

    The net proceeds from the sale of the 3,000,000 shares of Common Stock being sold by the Company hereby (assuming an initial public offering price of $13.00 per share) are estimated to be $35.5 million ($42.6 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Principal and Selling Stockholders."

    The principal purposes of the Offering are to increase the Company's equity capital, to create a public market for the Common Stock and to facilitate future access by the Company to public equity markets. The Company intends to use the proceeds of the Offering for general corporate purposes, including approximately $12.0 million for capital expenditures relating to facility expansion and manufacturing and demonstration equipment, $4.2 million for the repayment of debt and the balance for additional working capital. The amounts actually expended by the Company for working capital purposes will vary significantly depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's operations and the progress of the Company's product development efforts.

    A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no plans, commitments or agreements with respect to any such acquisition as of the date of this Prospectus. The Company has not yet identified specific uses for such proceeds and will have discretion over their use and investment. Pending such uses, the Company intends to invest the net proceeds from the Offering in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY


    The Company has never paid or declared cash dividends on its Common Stock. The Company currently intends to retain all future earnings for its business and does not anticipate paying cash dividends in the foreseeable future. The Company is currently restricted under the terms of certain of its credit agreements from paying any dividends to stockholders without the prior written consent of the lenders. Future dividends, if any, will depend on, among other things, the Company's results of operations, capital requirements, restrictions in loan agreements and on such other factors as the Company may, in its discretion, consider relevant. See "Risk Factors--Fluctuations in Operating Results."

                                 CAPITALIZATION

    The following table sets forth as of September 30, 1997 (i) the capitalization of the Company and (ii) such capitalization, as adjusted to reflect the issuance and sale of 3,000,000 shares of Common Stock by the Company, at an assumed initial public offering price of $13.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, and the application of the estimated net proceeds thereof as set forth under "Use of Proceeds," as well as the conversion of all the outstanding shares of the Company's Series A and Series B Convertible Preferred Stock into an aggregate of 7,673,520 shares of Common Stock upon consummation of the Offering. This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                                            SEPTEMBER 30, 1997
                                                                                         -------------------------
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                         ---------  --------------

                                                                                              (IN THOUSANDS)
Short-term borrowings and current portion of long-term debt............................  $   2,295    $       41
Long-term debt, less current portion(1)................................................      5,309         3,359
Stockholders' equity:
  Preferred stock, $.01 par value, 102,500 shares authorized; shares issued and outstanding:
  Series A - 1,685 shares (none as adjusted)...........................................      1,685            --
  Series B - 60,492 shares (none as adjusted)..........................................      8,355            --
  Common stock, $.01 par value per share; 50,000,000 shares authorized; 1,273,890 shares issued and outstanding; 11,947,410 shares issued and outstanding (as
    adjusted)..........................................................................          4           119
  Additional paid-in capital...........................................................        776        46,221
  Unamortized deferred compensation....................................................       (254)         (254)
  Retained earnings....................................................................        949           949
  Minimum pension liability............................................................        (87)          (87)
                                                                                         ---------       -------
  Total stockholders' equity...........................................................     11,428        46,948
                                                                                         ---------       -------
    Total capitalization...............................................................  $  19,032    $   50,348
                                                                                         ---------       -------
                                                                                         ---------       -------

------------------------

(1) For information concerning the Company's long-term debt, see "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources" and Notes to Consolidated Financial Statements.

(2) Gives effect as of September 30, 1997 to the increase in authorized shares of Common Stock and the issuance of Common Stock as a dividend to effect a 3-for-1 split of the Common Stock on October 31, 1997. See Notes to Consolidated Financial Statements.

                                    DILUTION

    The net tangible book value of the Company, as of September 30, 1997, was $11,428,288, or $1.28 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities divided by the total number of shares of Common Stock outstanding (which assumes the conversion of Series A and Series B Convertible Preferred Stock upon consummation of the Offering). Without taking into account any other change in such net tangible book value after September 30, 1997, other than to give effect to the receipt by the Company of the estimated net proceeds of $35,520,000 (assuming an initial public offering price of $13.00 per share) from the sale of the 3,000,000 shares of Common Stock offered by the Company hereby (after deducting the estimated underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company as of September 30, 1997, would have been $46,948,288, or $3.93 per share. This represents an immediate increase in such net tangible book value of $2.65 per share to existing stockholders and an immediate dilution of $9.07 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share...........               $   13.00
  Net tangible book value per share before the Offering...   $    1.28
  Increase per share attributable to new investors........        2.65
                                                            -----------
Pro forma net tangible book value per share after the
  Offering................................................                    3.93
                                                                         ---------
Dilution per share to new investors.......................               $    9.07
                                                                         ---------
                                                                         ---------

    The following table sets forth on a pro forma basis, as of September 30, 1997, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders (which assumes the conversion of Series A and Series B Convertible Preferred Stock upon consummation of the Offering) and by the purchasers of the shares of Common Stock offered by the Company hereby (before deduction of estimated underwriting discounts and commissions and estimated offering expenses), assuming an initial public offering price of $13.00 per share.

                                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                                     -------------------------  --------------------------  AVERAGE PRICE
                                                        NUMBER       PERCENT       AMOUNT        PERCENT      PER SHARE
                                                     ------------  -----------  -------------  -----------  -------------
Existing stockholders(1)...........................     8,947,410        74.9%  $  11,203,859        22.3%    $    1.25
New investors......................................     3,000,000        25.1      39,000,000        77.7         13.00
                                                     ------------       -----   -------------       -----
  Total............................................    11,947,410       100.0%  $  50,203,859       100.0%
                                                     ------------       -----   -------------       -----
                                                     ------------       -----   -------------       -----

------------------------

(1) The sale by the Selling Stockholder in the Offering will reduce the number of shares held by existing stockholders to 8,047,410 shares, or 67% of the total number of shares of Common Stock to be outstanding after the Offering and will increase the number of shares held by the new investors to 3,900,000 shares, or 33% of the total number of shares of Common Stock to be outstanding after the Offering. See "Principal and Selling Stockholders."


    The foregoing discussion and tables assume no exercise of any outstanding stock options or warrants. As of September 30, 1997, an aggregate of 3,657,540 shares of Common Stock were issuable upon the exercise by officers, directors and affiliates of the Company of outstanding options to purchase 2,471,400 shares of Common Stock (of which options to purchase 1,770,600 shares were then exercisable) and a warrant to purchase 19,769 shares of Series B Convertible Preferred Stock, convertible into 1,186,140 shares of Common Stock. Assuming the exercise of all such options and warrant, the total number of shares held by officers, directors and affiliates of the Company would be 12,604,950 or 80.8% of the shares outstanding. The total consideration paid by such persons would be $19,263,910 or 33.1% of the total consideration, and the average price per share for officers, directors and affiliates of the Company would be $1.53.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth selected financial data of the Company for and as of the fiscal years ended September 30, 1993, 1994, 1995, 1996 and 1997. The selected financial data as of September 30, 1996 and 1997 and for the three years ended September 30, 1997 have been derived from the Company's audited consolidated financial statements which appear elsewhere in this Prospectus. The selected financial data as of September 30, 1993, 1994 and 1995 and for the two years ended September 30, 1994 have been derived from the Company's consolidated financial statements. The selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                          YEAR ENDED SEPTEMBER 30,
                                                                            -----------------------------------------------------
                                                                              1993       1994       1995       1996       1997
                                                                            ---------  ---------  ---------  ---------  ---------

                                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................................................  $  12,851  $  13,915  $  21,358  $  48,378  $  62,588
Cost of goods sold........................................................      8,239     11,795     15,630     33,755     41,286
                                                                            ---------  ---------  ---------  ---------  ---------
Gross margin..............................................................      4,612      2,120      5,728     14,623     21,302
Operating expenses:
  Research and development................................................        909      1,271      1,214      4,346      9,055
  Sales and marketing.....................................................      2,342      2,354      2,924      4,777      5,613
  General and administrative..............................................      1,459      1,248      1,447      2,124      2,539
                                                                            ---------  ---------  ---------  ---------  ---------
  Total...................................................................      4,710      4,873      5,585     11,247     17,207
                                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.............................................        (98)    (2,753)       143      3,376      4,095
Interest income (expense), net............................................       (430)      (533)      (559)      (197)      (593)
                                                                            ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.........................................       (528)    (3,286)      (416)     3,179      3,502
Income taxes (benefit)....................................................          4         36       (546)        --      1,457
                                                                            ---------  ---------  ---------  ---------  ---------
Net income (loss).........................................................  $    (532) $  (3,322) $     130  $   3,179  $   2,045
                                                                            ---------  ---------  ---------  ---------  ---------
                                                                            ---------  ---------  ---------  ---------  ---------
Pro forma net income per share(1).........................................                        $    0.02  $    0.29  $    0.18
Weighted average common and common equivalent shares outstanding(1)(2)....                            8,693     11,408     12,684

                                                                                                           SEPTEMBER
                                                                             SEPTEMBER 30,                 30, 1997
                                                               ------------------------------------------  ---------
                                                                 1993       1994       1995       1996      ACTUAL
                                                               ---------  ---------  ---------  ---------  ---------
  BALANCE SHEET DATA:
  Cash and cash equivalents..................................  $     505  $       2  $   3,157  $     730  $   2,161
  Working capital............................................      1,259     (2,312)     5,429      8,816      9,259
  Total assets...............................................     14,635     11,425     23,554     31,837     43,833
  Short term borrowings and current portion of long-term
    debt.....................................................      2,489      2,229        188        894      2,295
  Long-term debt, less current portion.......................      4,117      3,935      3,528      5,635      5,309
  Total stockholders' equity.................................        933     (2,363)     6,183      9,319     11,428


                                                               AS ADJUSTED(3)
                                                               ---------------
  BALANCE SHEET DATA:
  Cash and cash equivalents..................................     $  21,477
  Working capital............................................        30,829
  Total assets...............................................        75,149
  Short term borrowings and current portion of long-term
    debt.....................................................            41
  Long-term debt, less current portion.......................         3,359
  Total stockholders' equity.................................        46,948

------------------------

(1) Pro forma historical earnings per share has been omitted for each of the fiscal years ended September 30, 1993 and 1994 since net losses existed in each of those years and therefore, pro forma earnings per share information is not considered meaningful in light of the conversion of outstanding preferred stock which would have a material anti-dilutive effect on pro forma earnings per share in such years. See Notes to Consolidated Financial Statements for further discussion of the computation of pro forma earnings per share.

(2) See Notes to Consolidated Financial Statements for information concerning weighted average common and common equivalent shares used in computing pro forma earnings per share.

(3) Adjusted to give effect to the sale of the shares of Common Stock offered hereby (at an assumed initial public offering price of $13.00 per share) and the application of the estimated net proceeds thereof as set forth under "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    In 1990, the Company acquired CVC Products, Inc. in a transaction (the "Acquisition") led by the current Chief Executive Officer of the Company, Christine Whitman. CVC Products, Inc. had been founded in 1934 in Rochester, New York as the experimental vacuum processing group of Eastman Kodak. Since the Acquisition, the management of the Company has restructured the operations formerly conducted by CVC Products and refocused its product direction on development of the CONNEXION Cluster Tool system for the thin film recording head equipment market and semiconductor device market. The Company established a commercial production equipment research, development and engineering ("RD&E") effort with the goal of creating a modular, multi-process, single wafer cluster tool deposition system designed for commercial production of thin film recording heads and semiconductor devices. The result of this effort was the 1993 introduction of CVC's CONNEXION Cluster Tool system. In order to accelerate its growth, in 1995 the Company acquired additional equity capital through a private placement to one of its major customers, Seagate Technology.

    Since the introduction of the CONNEXION Cluster Tool, the Company has invested aggressively in the introduction of new systems and technologies. Specifically, the Company has developed a number of process modules, including physical vapor deposition ("PVD"), metal-organic chemical vapor deposition ("MOCVD"), inductively-coupled-plasma soft clean ("ICP"), and rapid thermal process/rapid thermal chemical vapor deposition ("RTP/RTCVD").

    During the past fiscal year approximately 75% of the Company's revenue was derived from sales made to thin film recording head manufacturers, approximately 15% from sales to manufacturers of semiconductor devices, with the remainder of the revenue derived from ancillary products and services. The Company derives a substantial portion of its revenue from a relatively small number of high value orders for Company systems. These orders range in price from approximately $1.0 million to $3.0 million. As a result, the timing of significant orders or a reduction in the number of systems shipped in a quarter could have a material effect on the Company's revenue and results of operations for that quarter. See "Risk Factors-- Fluctuations in Operating Results."

    Since 1993, the Company has invested in RD&E at a rate of approximately 6% to 14% of its annual revenues. The Company funds its RD&E requirements through a combination of internal funds, U.S. government contracts and joint development programs with certain of its customers. The Company's RD&E efforts have benefited in the past from the receipt of research and development program grants from the U.S. Department of Defense Advanced Research Project Agency ("DARPA"). In 1994, the Company was awarded a two-year, $3.6 million RD&E program from the DARPA to refine its universal thermal and plasma modules and to establish advanced metallization and silicide formation cluster tool products for state-of-the-art semiconductor technologies.

    The Company also derives ancillary revenues from sales of vacuum gauges, vacuum pump fluids and its thin film coating services to magnetic head producers, and sales of its HYGE shock testing systems used in the automobile industry for non-destructive vehicle testing.

RESULTS OF OPERATIONS

    The following table sets forth the percentage of revenues for certain items in the Company's consolidated statement of operations data for the years ended September 30, 1995, 1996 and 1997.

                                                                                            YEAR ENDED
                                                                                           SEPTEMBER 30,
                                                                                  -------------------------------
                                                                                    1995       1996       1997
                                                                                  ---------  ---------  ---------
Revenues........................................................................      100.0%     100.0%     100.0%
Cost of goods sold..............................................................       73.2       69.8       66.0
                                                                                  ---------  ---------  ---------
Gross margin....................................................................       26.8       30.2       34.0
Operating expenses
  Research and development......................................................        5.7        9.0       14.5
  Sales and marketing...........................................................       13.7        9.9        9.0
  General and administrative....................................................        6.8        4.4        4.1
                                                                                  ---------  ---------  ---------
  Total.........................................................................       26.2       23.3       27.5

Income from operations..........................................................        0.6        6.9        6.5
Interest income (expense), net..................................................       (2.6)      (0.4)      (0.9)
                                                                                  ---------  ---------  ---------
Income (loss) before income taxes...............................................       (2.0)       6.5        5.6
Income taxes (benefit)..........................................................       (2.6)       0.0        2.3
                                                                                  ---------  ---------  ---------
Net income......................................................................        0.6        6.5        3.3
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

YEAR ENDED SEPTEMBER 30, 1997 COMPARED TO YEAR ENDED SEPTEMBER 30, 1996

    REVENUES. Revenues increased by 29.4% to $62.6 million in fiscal 1997 from $48.4 million in fiscal 1996. The increase in revenues is attributable to a 55% increase in cluster tool revenues due to higher volumes shipped in both the United States and overseas data storage markets, as well as an initial launch into the semiconductor market. This increase was offset, in part, by reduced sales of 600 Series systems and HYGE shock testing systems.

    GROSS MARGIN. Gross margin increased to 34.0% in fiscal 1997 from 30.2% in fiscal 1996. This margin improvement was attributable to manufacturing efficiencies driven by higher volumes of cluster tools and cost reductions resulting from improved processes in the 1997 period, offset, in part, by the initial sale to SEMATECH (a non-profit research and development consortium of 11 major U.S. semiconductor manufacturers and the U.S. Government) of an advanced copper MOCVD CONNEXION Cluster Tool for research and development purposes and thus at a price not intended to produce a profit.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $9.1 million in fiscal 1997 from $4.3 million in fiscal 1996, an increase of 108.4%. As a percentage of revenues, research and development expenses increased to 14.5% in fiscal 1997 compared to 9.0% in fiscal 1996. This increase was driven by hiring a significant number of experienced engineers in fiscal 1997 and the fourth quarter of fiscal 1996 to support technological advancements in the data storage market for next generation magnetic recording heads, as well as the Company's commitment to advanced copper deposition technology for high performance semiconductor device fabrication. The Company believes that research and development expenditures are essential to maintaining its competitive position in the data storage and semiconductor equipment market and expects these expenditure levels to increase in terms of absolute dollars for the foreseeable future.

    SALES AND MARKETING. Sales and marketing expenses increased to $5.6 million in fiscal 1997 from $4.8 million in fiscal 1996, an increase of 17.5%. As a percentage of revenues, sales and marketing expenses decreased to 9.0% in fiscal 1997 from 9.9% in fiscal 1996. Functions directly related to revenue, such as sales and field service, grew at a combined pace of 22.4%, on a consistent basis with the rate of revenue growth in this period. Marketing expenses increased 9.7%, as a result of additional staffing requirements to support new market opportunities. The Company expects expenditure levels to support the growth of its worldwide sales and support organizations to continue for the foreseeable future at or above current levels reflecting the Company's commitment to further penetrate both U.S. and international markets.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 19.5% to $2.5 million in fiscal 1997 from $2.1 million in fiscal 1996. This increase in general and administrative expenses is a result of increased personnel to support the rate of revenue growth in this period. As a percentage of revenues, general and administrative expenses decreased to 4.1% in fiscal 1997 from 4.4% in fiscal 1996.

    NET INTEREST INCOME (EXPENSE). Net interest expense increased to $0.6 million in fiscal 1997 from $0.2 million in fiscal 1996, reflecting an increase in borrowings on a credit line and a $3.0 million term loan obtained in September 1996. Reduced interest income resulted from lower available cash balances.

    INCOME TAXES (BENEFIT).   Income tax expense amounted to $1.5 million in
fiscal 1997, compared to no such expense in fiscal 1996. During 1996, net operating loss carryforwards and state investment tax credits were recognized as a result of the Company's return to profitability and management's assessment that the realizability of these loss carryforwards was more likely than not. No similar benefits were available in fiscal 1997 as the net operating loss benefits had been previously recognized in fiscal 1996. The effective tax rate of 41.6% for fiscal 1997 is more representative of the expected tax rate for the Company in future periods.

YEAR ENDED SEPTEMBER 30, 1996 COMPARED TO YEAR ENDED SEPTEMBER 30, 1995

    REVENUES. Revenues increased by 126.5% to $48.4 million in fiscal 1996 from $21.4 million in fiscal 1995. The increase in revenues is primarily attributable to a 256.0% increase in cluster tool sales which were the result of higher volumes shipped for customers in the data storage market. Higher sales volumes for 600 Series systems also contributed to the increase in revenues. These increases were offset, in part, by a decline in revenue resulting from the completion of the DARPA contract in fiscal 1995 and lower revenues from sales of HYGE shock testing systems.

    GROSS MARGIN. Gross margin increased to 30.2% in fiscal 1996 from 26.8% in fiscal 1995. This margin improvement was attributable to manufacturing efficiencies resulting from higher volumes of cluster tools and increased sales volumes of higher margin spare parts. Also contributing to the improvement in gross margin was the completion of a lower margin DARPA contract in fiscal 1995.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $4.3 million in fiscal 1996 from $1.2 million in fiscal 1995, an increase of 258%. As a percentage of revenues, research and development expenses increased to 9.0% in fiscal 1996 compared to 5.7% in fiscal 1995. The increase in research and development expense was primarily attributable to increased salaries and related employee benefits due to significant increases in the engineering staff to support the development of new technologies. Also contributing to the increase was the costs of engineers dedicated to new product development in fiscal 1996 who previously had been assigned to the DARPA contract in fiscal 1995.

    SALES AND MARKETING. Sales and marketing expenses increased to $4.8 million in fiscal 1996 from $2.9 million in fiscal 1995, an increase of 63.4%. As a percentage of revenues, sales and marketing expenses decreased to 9.9% in fiscal 1996 from 13.7% in fiscal 1995. Functions more directly related to revenues such as sales and field service increased at an aggregate rate of 73.6% over fiscal 1995 due to increased salaries, commissions and travel expenses. Marketing expenses increased 49.3% due to increased salary costs and costs to develop marketing programs for new product introductions.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased by 46.8% to $2.1 million in fiscal 1996 from $1.4 million in fiscal 1995. As a percentage of revenues, general and administrative expenses decreased to 4.4% in fiscal 1996 compared to 6.8% in fiscal 1995, as revenue growth exceeded the increase in administrative costs.

    NET INTEREST INCOME (EXPENSE). Net interest expense decreased to $0.2 million in fiscal 1996 from $0.6 million in fiscal 1995, reflecting lower average outstanding debt balances during fiscal 1996 as compared to fiscal 1995. Higher interest income in fiscal 1996 compared to fiscal 1995 is the result of higher average balances of cash and cash equivalents during fiscal 1996. Both the lower debt balance and the higher average cash balance resulted from the funds received upon the sale of convertible preferred stock in May 1995.

    INCOME TAXES (BENEFIT). During fiscal 1996 and 1995, benefits for net operating loss carryforwards were recognized based upon management's assessment as to the extent to which it was more likely than not that the Company would be able to realize these net operating losses for each of the respective years. Management expects that the effective tax rate in the future will be more consistent with a normalized combined US federal and state tax rate.

    QUARTERLY OPERATING RESULTS

    The following tables set forth the Company's operating results for each of the eight quarters ended September 30, 1997. The information for each of these quarters is unaudited but has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly this information when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus. The Company's operating results for any one quarter are not necessarily indicative of results for any future period.

                                                                            QUARTER ENDED
                                        --------------------------------------------------------------------------------------
                                        DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,  DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,
                                          1995       1996       1996       1996       1996       1997       1997       1997
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                            (IN THOUSANDS)
STATEMENT OF OPERATIONS:
Revenues..............................  $   8,303  $  13,402  $  12,917  $  13,756  $  13,403  $   9,528  $  20,693  $  18,964
Cost of goods sold....................      6,116      9,722      8,679      9,238      8,972      7,378     12,859     12,077
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross margin..........................      2,187      3,680      4,238      4,518      4,431      2,150      7,834      6,887
Operating expenses
  Research and development............      1,080        801      1,294      1,171      1,878      2,095      2,570      2,512
  Sales and marketing.................        773      1,022      1,346      1,636      1,278      1,251      1,566      1,518
  General and administrative..........        410        642        626        446        587        581        715        656
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total...............................      2,263      2,465      3,266      3,253      3,743      3,927      4,851      4,686
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

Income (loss) from operations.........        (76)     1,215        972      1,265        688     (1,777)     2,983      2,201
Interest income (expense), net........        (49)       (73)       (32)       (43)      (146)      (147)      (138)      (162)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.....       (125)     1,142        940      1,222        542     (1,924)     2,845      2,039
Income taxes (benefit)................         --         --         --         --        225       (800)     1,184        848
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).....................  $    (125) $   1,142  $     940  $   1,222  $     317  $  (1,124) $   1,661  $   1,191
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                             QUARTER ENDED
                                              ----------------------------------------------------------------------------
                                               DEC. 31,     MAR. 31,     JUNE 30,     SEPT. 30,    DEC. 31,     MAR. 31,
                                                 1995         1996         1996         1996         1996         1997
                                              -----------  -----------  -----------  -----------  -----------  -----------
PERCENTAGE OF REVENUE:
Revenues....................................       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Gross margin................................        26.3         27.5         32.8         32.8         33.1         22.6
Operating expenses
  Research and development..................        13.0          6.0         10.0          8.5         14.0         22.0
  Sales and marketing.......................         9.3          7.6         10.4         11.9          9.5         13.1
  General and administrative................         4.9          4.8          4.8          3.2          4.4          6.1
                                                   -----        -----        -----        -----        -----        -----
  Total.....................................        27.2         18.4         25.2         23.6         27.9         41.2
                                                   -----        -----        -----        -----        -----        -----

Income (loss) from operations...............        (0.9)         9.1          7.5          9.2          5.1        (18.7)
Interest income (expense), net..............        (0.6)        (0.5)        (0.2)        (0.3)        (1.1)        (1.5)
Net income (loss)...........................        (1.5)         8.5          7.3          8.9          2.4        (11.8)
                                                   -----        -----        -----        -----        -----        -----
                                                   -----        -----        -----        -----        -----        -----


                                               JUNE 30,     SEPT. 30,
                                                 1997         1997
                                              -----------  -----------
PERCENTAGE OF REVENUE:
Revenues....................................       100.0%       100.0%
Gross margin................................        37.9         36.3
Operating expenses
  Research and development..................        12.4         13.2
  Sales and marketing.......................         7.6          8.0
  General and administrative................         3.5          3.5
                                                   -----        -----
  Total.....................................        23.5         24.7
                                                   -----        -----
Income (loss) from operations...............        14.4         11.6
Interest income (expense), net..............        (0.7)        (0.9)
Net income (loss)...........................         8.0          6.3
                                                   -----        -----
                                                   -----        -----

    The Company's quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period to period, including: competitive pressures on selling prices; the timing and cancellation of customer orders; changes in product mix; the Company's ability to introduce new products and process technologies on a timely basis; introduction of products and technologies by the Company's competitors; market acceptance of the Company's and its customers' products; the level of orders received which can be shipped in a quarter; the timing of investments in research and development, process improvements and production capability; and the cyclical nature of the data storage and semiconductor industries. Because the Company is continuing to increase its operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels, operating results would be adversely affected if increased sales are not achieved. In addition, the Company is limited in its ability to reduce costs quickly in response to any revenue shortfalls. Historically, the Company has also experienced quarterly fluctuations in net sales and gross profit, principally arising from the amount and timing of orders. Should sales of products decline more rapidly than the Company anticipates in the near future, such decline could have the effect of causing further fluctuations in quarterly or annual operating results. As a result of the foregoing or other factors, the Company may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect its business, financial condition and results of operations. See "Risk Factors--Fluctuations in Operating Results."


    On October 16, 1997, Seagate Technology announced that, due to weakness in demand for its high-performance products and greater than anticipated pricing pressure, it was reviewing its operations worldwide and is contemplating actions which will result in significant restructuring and other one-time charges. The Company is unable to determine the impact, if any, that such weakness in demand, pricing pressure and consequent restructuring by Seagate Technology will have on its results of operations in future periods. Nevertheless, the Company believes that Seagate Technology will significantly reduce purchases of Company products in fiscal 1998 as compared to fiscal 1997.


    Due to potential quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indicators of future performance. Further, in the event that in some future quarter the Company's net sales or operating results were to be below the expectations of public market securities analysts and investors, the price of the Common Stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES


    As of September 30, 1997, the Company had working capital of $9.3 million, including cash and cash equivalents of $2.2 million, compared to working capital of $8.8 million at September 30, 1996, including $0.7 million of cash and cash equivalents. In fiscal years 1995, 1996 and 1997, the Company did not generate sufficient cash flow to fund operations primarily due to the need to increase its investment in inventories and receivables at a rate that exceeded its sales growth. During fiscal years 1995 and 1996, the Company financed its working capital needs primarily through the net proceeds of $8.4 million from the sale in 1995 of Series B Convertible Preferred Stock and a warrant to Seagate Technology and a $3.0 million 5-year term bank loan in 1996. During 1997, the Company's operating activities provided $3.1 million of operating cash flow. Net income provided $2.0 million, depreciation and amortization another $1.3 million, and increases in accounts payable, advances from customers and other liabilities provided $4.6 million, $3.0 million and $1.3 million, respectively. Accounts receivable increased by 70% to $8.3 million in fiscal 1997 from $4.9 million in fiscal 1996. This increase is primarily due to a 95% increase in revenue in the last month of fiscal 1997 as compared to the last month of fiscal 1996. Of this increase in accounts receivables, related party receivables increased by 57% while receivables from other customers increased by 81% for such period, both increases primarily due to an increase in purchases of Company products which were not shipped until late in fiscal 1997. There were no preferential terms provided to the related party in connection with such purchases, and all amounts due at year end 1997 (September 30) from the related party are expected to be collected. Increases in accounts receivable and inventories used $3.4 million and $5.8 million of operating cash flow in 1997.


    In, 1997, the Company invested $2.8 million in capital expenditures. The capital expenditures primarily consisted of $1.3 million for facilities, machinery and equipment, $0.6 million for computers and for related equipment and $0.9 million for demonstration system tools. Although the Company currently has no significant capital commitments, it expects to spend in excess of $12.0 million on capital expenditures over the next 12 months. A portion of the planned capital expenditures are for the selection and implementation of a new business information system. As a result of implementing this new system, which will be year 2000 compliant, the Company does not believe that year 2000 issues will have an impact on the Company's operations.


    As of September 30, 1997, the Company's principal sources of liquidity consisted of $2.2 million in cash and cash equivalents, and a $10.0 million line of credit under a demand line and term loan agreement (the "Loan Agreement") with Manufacturers and Traders Trust Company (the "Lender") under which there were $0.5 million in borrowings. As of the end of two quarters in fiscal 1997, the Company was not in compliance with certain financial tests required to be met under the Loan Agreement, and thus, the Company was in technical default of the Loan Agreement. The Lender has waived in writing its rights regarding the prior lack of compliance and, as of September 30, 1997, the Company was in compliance with all covenants in the Loan Agreement. At September 30, 1997, the Company also had indebtedness of $2.5 million in promissory notes that require quarterly interest payments. In August 1997, the Company renegotiated $1.5 million of such notes and extended the term to November 1998. In October 1997, the Company repaid $1.0 million of such notes. At September 30, 1997, borrowings associated with amounts due former stockholders of CVC Products, which require annual interest payments of 9%, amounted to $0.1 million. Borrowings associated with a term loan from a commercial bank as of September 30, 1997 amounted to $2.5 million. Such loan requires monthly payments of principal and interest at prime plus 1/2%. In September 1997, the Company paid off the remaining principal of an industrial revenue bond with the proceeds of a new mortgage credit facility with a principal of $2.0 million. The mortgage credit facility requires monthly payments of principal and interest at 5.29% on the first $0.5 million of the mortgage credit facility through October 1, 1999, after which the rate increases to 8.29% through September 30, 2002, consistent with the interest rate on $1,500,000 of the credit facility. Subsequent to September 30, 2002, the Company may select the interest rate on the remaining principal from certain interest rate alternatives specified in the mortgage credit facility agreement.


    The Company intends to use the proceeds of the Offering for general corporate purposes, including approximately $12.0 million for capital expenditures relating to facility expansion and manufacturing and demonstration equipment, $4.2 million for repayment of debt and the balance for additional working capital. See "Use of Proceeds." The Company believes that cash from operations, and bank borrowings, together with the net proceeds of the sale of Common Stock by the Company in the Offering, will be adequate to fund operations for at least the next 12 months.

    The Company's long-term capital requirements will be affected by many factors, including the success of the Company's current product offerings, the Company's ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and general trends in the data storage and semiconductor industries. The Company plans to finance its long-term capital needs with the net proceeds of the Offering, together with borrowings and cash flow from operations. To the extent that such funds are insufficient to finance the Company's activities, the Company will have to raise additional funds through the issuance of additional equity or debt securities or through other means. There can be no assurance that additional financing will be available on acceptable terms.

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which established standards for computing and presenting earnings per share. See Notes to Consolidated Financial Statements for further discussion.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." See Notes to Consolidated Financial Statements for further discussion.

                                    BUSINESS

INTRODUCTION

    CVC is a leading worldwide supplier of deposition equipment for the fabrication of thin film recording heads for the data storage industry. The Company also has made significant advances in the development and initial delivery of copper deposition equipment for the semiconductor industry. The Company has leveraged key innovations in integrated process development, vacuum technology, materials science, chemical and physical vapor deposition technologies, and software applications to develop process equipment solutions for the manufacture of both disk drive recording heads and advanced semiconductor devices. These integrated solutions are optimized for the precise, highly uniform, repetitive steps required for the deposition of thin film materials.

INDUSTRY BACKGROUND

    The worldwide markets for magnetic disk drives and semiconductor devices have experienced rapid growth in recent years and are expected to continue to experience significant growth. For example, according to International Data Corporation ("IDC"), worldwide shipments of hard disk drives were 112 million units in 1996 and are projected to be 231 million units in 2000. Growth in unit volume of disk drives is being accompanied by rapid advancement in data storage densities. Mean storage capacity per disk drive has increased from 213 megabytes in 1993 to 2.7 gigabytes in 1997. At the same time, the market for semiconductor devices is expected to grow from $138 billion in 1996 to over $343 billion in 2001, according to VLSI Research Inc.

    This growth is due in large part to the ability of disk drive and semiconductor manufacturers to deliver these devices with consistently enhanced performance characteristics and functionality, improved reliability, higher memory capacity and reduced size, weight, power consumption and cost. The rapid advancement in the performance characteristics of disk drive recording heads and of semiconductor devices has been made possible by significant advancements in the fabrication processes involved in depositing the successive layers of thin film materials on substrates and wafers.

    The fabrication of thin film recording heads and semiconductor devices involves a sequential series of complex but, in many cases, similar processing steps including deposition. During deposition, both recording heads and semiconductor devices are formed by building up a succession of extremely thin, uniform layers of conducting, semiconducting or insulating films onto patterned and unpatterned substrates. The basic deposition process consists of many interrelated precise steps and requires a clean, vacuum environment. Minor deviations in the process, minute impurities in materials used or particulate contamination will result in product defects and manufacturing yield losses. Precise surface and microstructure measurement devices, known as metrology systems, are used to monitor the accuracy of the deposition process by measuring critical dimensions and other physical, electrical and magnetic properties of the various layers. These thin film layers can range from one-thousandth to one-millionth of a millimeter in thickness. The composition, atomic scale microstructure and surface/interface properties of these layers and the subsequent patterning of the layered materials determine the magnetic and electrical properties of the disk drive recording heads and electrical properties of semiconductor devices. Different material layers produce different performance characteristics and necessitate particular processes to deposit the thin film layer.

    The need to increase the storage capacity of disk drives has led to the development of smaller device features and the transition from inductive recording ("IR") heads towards more advanced magneto-resistive ("MR") and giant magnetoresistive ("GMR") heads. MR heads consist of separate read and write elements formed over each other and sharing common material layers. The write element is a thin-film inductive head while the read element consists of an alloy magneto resistive thin film that significantly improves performance. A typical MR head may have 18 to 22 structured thin-film layers of several differing materials and surface structures which enable enhanced storage capacity, while GMR heads can consist of 22 to 28 thin-film layers.

    In addition, the market for non-volatile memory ("NVM") devices is expanding in response to the growing consumer demand for consumer electronic equipment that retains stored information in the absence of externally provided (E.G., battery) power sources. Although NVM technologies currently comprise only 4% of the memory market, NVM technologies' share of such market should grow as technologies emerge which eliminate the need for memory that is refreshed by an external source of power. Electronic devices containing magnetoresistive random access memory ("MRAM") data storage cells, which incorporate NVM technologies, are considered by the industry to be superior to devices incorporating conventional electrically programmable read only memory ("EPROM") cells with respect to data storage memory requirements as EPROM storage cells have only a limited number of write cycles.

    In order to increase speed and performance, semiconductor device manufacturers have continued to shrink geometries and line widths of semiconductor devices, while at the same time adding multiple metal layers. Semiconductor devices currently being manufactured use aluminum or aluminum alloys as the interconnect, the "wires" that connect the integrated circuit devices. However, manufacturers are beginning to consider other interconnect metal conductor materials, such as copper, which provide less resistance to electron flow and thus can provide increased circuit speed and performance. The reduced resistance of copper may enable a fewer number of interconnect levels and simpler fabrication process, resulting in improved performance and a reduction in manufacturing cost. However, copper degrades the physical properties of silicon and must, therefore, be completely isolated from the transistors embedded in the silicon by use of a barrier layer. These critical barrier layers are formed using similar deposition equipment and processes.

THE CVC SOLUTION

    CVC has developed broad, technical expertise in thin film deposition processes and technologies that enable the production of advanced thin film recording heads and semiconductor devices in both the data storage and semiconductor industries. Specifically, the Company has leveraged key innovations in integrated process vacuum technology, materials science, chemical and physical vapor deposition technologies and software applications to develop process equipment solutions for data storage and semiconductor manufacturers. CVC's solutions are optimized for the highly uniform, repetitive steps required for both MR and GMR head manufacture, MRAM data storage cells and fabrication of advanced semiconductor devices. The Company's principal product offerings are its CONNEXION Cluster Tool and integrated process modules.

    The CONNEXION Cluster Tool is an integrated modular system with stations for locating up to six process modules clustered around a central wafer handling system. Each module is equipped to deposit a thin film layer of material on a substrate using a specified deposition method and process in an integrated, vacuum controlled environment. CVC's Cluster Tool and process solutions employ distributed control software applications which facilitate "plug and play" reconfigurability, extensions to next generation cluster tool process solutions, and integration with third-party fabrication technologies. The combination of CVC's Cluster Tool system and multi-station process modules provide a number of advanced process solutions which are rapidly transferable from research and development to production across a range of applications. Based on this flexible process module strategy, the Company has also developed an advanced process module for deposition of copper and barrier layers for semiconductor device manufacturing. The Company believes that this cluster-integrated approach offers its customers optimal manufacturing process control, flexibility, extendibility across multiple generations of fabrication technologies, and enhanced process capabilities and manufacturing yields.

STRATEGY

    CVC is a leading provider of deposition equipment for the fabrication of thin film recording heads for the data storage industry. The Company believes that it has also made significant advances in the development and initial delivery of cluster-integrated copper deposition technologies for the semiconductor industry. The Company's objective is to become one of the leading suppliers of advanced thin film process solutions to both the data storage and semiconductor industries. To meet this objective, the Company is pursuing the following strategies:

    EXTEND LEADERSHIP IN THIN FILM PROCESS SOLUTIONS FOR THE DATA STORAGE INDUSTRY. Since 1990, the Company has focused on the advancement of integrated thin film process technology that enables the fabrication of MR and next-generation GMR recording heads used in hard disk drives. The Company intends to continue to combine its expertise in thin film processing with the open architecture, modular design of its CONNEXION Cluster Tool. The Company believes that its CONNEXION Cluster Tool offers a high degree of operational reliability, repeatability and throughput, as well as the ability to migrate seamlessly from research and development to production using the same tool. The Company intends to continue to broaden its product offerings with third-party ion beam etch and deposition modules integrated with CVC's CONNEXION Cluster Tool. The Company also plans to develop cluster-integrated metrology capabilities that will allow precise measurement and testing functions to take place in a process module without disrupting the production process and without disturbing the tightly controlled vacuum environment.

    LEVERAGE STRATEGIC PARTNERSHIPS WITH MARKET LEADERS. The Company has established joint development programs and strategic relationships with a number of industry-leading data storage and semiconductor manufacturing customers, as well as research and development centers. By teaming with industry leaders in the research and development stage, CVC can identify and develop customized integrated process solutions that more precisely fit the customers' exact requirements. Having met the specific needs of market leaders with innovative integrated process solutions, the Company is then able to leverage the experience gained to create product families that will meet the demands of an expanded set of customers. The Company's ability to implement new process solutions also helps the Company meet its customers' time-to-market demands and advances the Company's goal of having products designed early into its customers' planning cycles.

    MAINTAIN AND LEVERAGE TECHNOLOGICAL LEADERSHIP. The Company has developed expertise in the deposition of uniform layers of many different types of materials over a wide range of material layer thicknesses on either planar or patterned topography surfaces. The Company is committed to continuing its investment in advanced engineering, research and development activities, particularly in the development of thin film deposition processes for magnetic data storage products and advanced metallization technologies for next-generation data storage and semiconductor products. The Company intends to continue to enhance and expand upon its technical expertise, proprietary processes and equipment design to develop increasingly efficient and cost-effective integrated process solutions for existing and new customers.

    TARGET ADVANCED METALLIZATION OPPORTUNITIES IN THE SEMICONDUCTOR
INDUSTRY. The Company believes that as semiconductor manufacturing geometries continue to shrink, copper will replace aluminum interconnect in many device applications, offering improved performance and reliability with lower manufacturing costs. Since 1993, the Company has committed significant resources to the development of advanced copper deposition technology for high-performance integrated circuit fabrication. The Company believes that its proprietary metal-organic chemical vapor deposition ("MOCVD") and integrated barrier technologies represent significant progress toward realization of the opportunities that copper-based technology offer the semiconductor industry. The Company has recently delivered integrated barrier and MOCVD copper deposition tools, including one to SEMATECH (a non-profit research and development consortium of 11 major U.S. semiconductor manufacturers and the U.S. Government), which is being tested by members of the consortium. The Company has also delivered an integrated MOCVD barrier and MOCVD copper tool to one of its strategic customers. The Company intends to continue to address opportunities in the area of emerging advanced metallization technology.

    CONTINUE TO EMPHASIZE WORLDWIDE CUSTOMER SERVICE AND SUPPORT. The Company's dedicated service staff and affiliated distributors in Japan, East Asia and Europe provide timely and efficient customer service and support worldwide. The Company believes that its worldwide sales and service organization is an important competitive advantage. Approximately 31% of the Company's revenues for 1997 were from customers outside the United States, while revenues from such customers for fiscal 1995 and 1996 were 13% and 19%, respectively. The Company intends to continue to focus on expanding its existing sales and service activities on a global basis to address the current and emerging manufacturing priorities of its customers.

PRODUCTS

    The Company's principal product line is its CONNEXION Cluster Tool system, including its integrated process modules used in the manufacture of thin film recording heads and semiconductor devices. Since the Company began delivering its CONNEXION Cluster Tool in 1993, the Company has shipped more than 60 systems. Depending on the configuration, the process modules sell for approximately $400,000 to $1.3 million each, and individual system sales range from $1.0 million for substrate handling and stand-alone modules to in excess of $3.0 million for fully integrated systems equipped with extensive process controls. The Company believes its CONNEXION Cluster Tool configured with the basic central wafer handling platform and one process module allows a customer to purchase an advanced cluster tool system at a lower entry cost. The CONNEXION Cluster Tool system incorporates the Company's thin film process technology and provides improved process control and flexibility designed to result in lower cost of ownership.

CONNEXION CLUSTER TOOL SYSTEM

    The CONNEXION Cluster Tool utilizes a distributed open architecture design and standard specifications established by the Modular Equipment Standards Committee ("MESC") of the Semiconductor Equipment and Materials International ("SEMI"), the semiconductor industry's primary standard-setting organization. This open platform design enables the use of either Company-supplied process modules or other MESC-compatible process modules supplied by third parties and allows for easy upgrades as process and throughput requirements change over time. The integrated, modular design enables the deposition of several thin film layers, using a different deposition technique in each process module, without breaking vacuum. The CONNEXION Cluster Tool uses a standard wafer handling robot and one or two cassette elevator loaders.

                                     [LOGO]

    The Company believes that the competitive advantages provided by its CONNEXION Cluster Tool technology include the following:

    OPTIMAL PROCESS SOLUTIONS. Thin film deposition places a premium on the ability of the deposition equipment to ensure tight uniformity and quality, as well as on the control of the composition materials, atomic microstructures and surface/interface properties. The Company has developed an array of process energy sources and components, such as its proprietary INFINITY direct-current ("DC") magnetron, radio frequency ("RF") magnetron and RF diode sputtering sources, gas showerheads and substrate heating and cooling accessories to ensure this uniformity and film properties over a wide range of substrate materials and sizes, thereby enabling the fabrication of data storage MR and GMR heads, MRAM devices and semiconductor devices.

    IMPROVED PROCESS CONTROL. The Company's CONNEXION Cluster Tool system offers the precision, repeatability and reliability required by the Company's customers. Substrates and wafers are sequentially processed in a controlled, integrated vacuum environment which enables improved manufacturing yields, enhanced tool uptime and device reliability and performance. The CONNEXION Cluster Tool system employs a distributed control software application called OPEN CONNEXION. This software application facilitates the addition and deletion of modules to meet deposition process requirements, the integration of third party modules and extensions to next generation cluster tool products.

    FLEXIBILITY. CVC's CONNEXION Cluster Tool's open architecture, modular SEMI/MESC-compatible substrate handling platforms and process modules offer an integrated process solution that can include a variety of process modules on the same platform. Various RF and DC energy sources, substrate cooling and heating accessories, and gas distribution methods are available as standard options. The tool is designed for handling silicon wafers up to 200 millimeters in diameter or thin film head substrates up to six inch square or eight inch round. New processes may be developed on a stand-alone basis on a single process module and easily integrated onto a production tool at any time. The Company is planning to introduce in 1998 a tool capable of handling 300 millimeter wafers.

    Selected applications and materials for data storage and semiconductor markets deposited by CVC's CONNEXION Cluster Tool are shown in the following tables:

                        DATA STORAGE (MR, GMR, MRAM)

      APPLICATION                         SPECIFIC MATERIALS

Conductors                Copper                    Molybdenum
                          Tantalum                  Gold
                          Chromium

Magnetic Materials        Nickel Iron               Cobalt Platinum
                          Nickel Iron Rhodium       Cobalt Chromium Platinum
                          Aluminum Silicon Iron     Cobalt Iron
                          Iron Tantalum Nitride     Iron Manganese
                          Cobalt Zirconium          Iridium Manganese
                          Tantalum                  Nickel Manganese
                          Cobalt Zirconium Niobium

Insulators                Aluminum Oxide            Silicon Nitride
                          Aluminum Oxynitride       Silicon Carbide
                          Silicon Dioxide           Diamond-Like-Carbon

                           SEMICONDUCTOR DEVICES
      APPLICATION                         SPECIFIC MATERIALS

Conductors                Copper                    Nickel
                          Titanium Silicide         Aluminum
                          Titanium                  Tungsten
                          Cobalt

Barrier/Liner/Glue/Layers Titanium                  Tantalum Nitride
                          Titanium Nitride          Titanium Silicon Nitride
                          Tantalum                  Tantalum Silicon Nitride

High-k dielectrics        Barium Strontium          Tantalum Pentoxide
                          Titinate

Other Specialty           Tantalum Nitride          Nickel Chromium
Materials                 Silicon Chromium          Blue Phosphor

CVC PROCESS MODULES

    The combination of CVC's CONNEXION cluster platform, single-wafer products and multi-station modules and low-cost stand-alone handler provide a number of advanced process solutions which are rapidly transferable from research and development to production across a wide range of applications. The Company currently offers modules for PVD, MOCVD, ICP soft clean and RTP/RTCVD, based on its developed equipment and advanced process technologies.

    PHYSICAL VAPOR DEPOSITION MODULE

    PVD is used to deposit materials such as aluminum alloys, titanium, cobalt alloys, nickel iron, and a wide range of magnetic, conductive and insulating materials on various substrates and different topographies. PVD is performed in a high vacuum chamber by applying a strong DC or RF electric field to create a plasma of inert gas, usually argon. The electrically charged ions are accelerated toward a target made of the material which is to be deposited. When the ions hit the target, atoms are physically knocked off the target and are scattered on the wafer or substrate, slowly building up a thin film layer.

    CVC offers single-wafer and multi-station modules with improved vacuum integrity and process capabilities for data storage and semiconductor applications. The Company's MESC-compatible single wafer PVD modules provide capabilities for RF and DC sputtering, collimation, substrate heating and cooling, substrate bias and magnetic orientation. Standard process recipes are available for a wide range of materials. The Company also offers multi-station PVD modules for sequential deposition of various materials within a single module.

    METAL-ORGANIC CHEMICAL VAPOR DEPOSITION MODULE

    CVD is used to deposit insulators such as silicon dioxide and silicon nitride and conductors such as copper and tungsten. The CVD process causes heated gases that contain atoms of the material to be deposited to react at the wafer surface resulting in the formation of the thin film layer of material on the substrate or silicon wafer. In order for the chemical reactions to occur, the CVD process can use either elevated temperatures as in thermal CVD and/or electro-magnetic energy as in plasma enhanced CVD. Some of these methods require a vacuum environment. MOCVD uses a metal organic compound to provide the materials to be deposited. MOCVD technology is being considered where it is necessary to deposit a highly uniform layer of copper in complex, structured topographies to form fully embedded copper interconnect structures in advanced semiconductor devices. The use of copper instead of aluminum should improve the overall chip reliability and reduce manufacturing costs due to a reduction in the required number of multi-level interconnect process steps. The Company currently offers advanced MOCVD process modules for deposition of copper and barrier layers for semiconductor device manufacturing.

    INDUCTIVELY-COUPLED-PLASMA SOFT CLEAN MODULE

    The Company offers a multi-zone inductively-coupled-plasma or MZ-ICP soft clean module for surface preparation prior to material depositions. CVC's MZ-ICP module technology employs the design features of the ICP system licensed by the Company from Texas Instruments and enhanced by the Company through internal developments. The MZ-ICP module design provides the capability for damage-free cleaning of semiconductor surfaces in order to enable formation of low resistivity interconnect structures such as with copper metallization and with controlled device interfaces for enhanced interconnect reliability and performance.

    RAPID THERMAL PROCESS/RAPID THERMAL CHEMICAL VAPOR DEPOSITION MODULE

    The Company's multi-zone axisymmetric RTP module with multi-zone temperature control optimizes temperature and process uniformity and repeatability control. The Company's RTP module has been designed for various thermal processing applications including anneal, oxidation, and CVD processes. The

Company plans to offer its advanced RTP technology for integrated processing applications (silicide deposition and thermal treatment) using a CONNEXION Cluster Tool.

600 SERIES PHYSICAL VAPOR DEPOSITION SYSTEMS

    Introduced in 1988, the 610 and 611 products are automated sputter deposition systems, handling up to 6-inch diameter substrates. Systems sell for $400,000 to $750,000, depending on configuration. The 611 system is equipped with a loadlock and eight work stations which accept combinations of RF magnetron, RF diode and DC magnetron planar sputtering cathodes enabling up to eight materials to be deposited with sequential or co-sputter deposition processes. The CVC 600 Series system is the basic design with many 611 features but without the loadlock and less automated process control. A soft clean ion source can be installed in any work station for low damage cleaning of semiconductor surfaces.

OTHER PRODUCTS

    Ancillary products of the Company include a line of vacuum gauges and vacuum pump fluids that the Company manufactures and distributes. In addition, the Company is a leading manufacturer of shock testing systems used in the automotive industry for non-destructive vehicle testing. Collectively, these products generated revenues of $1.9 million, or 3% of the Company's gross revenues for fiscal 1997.

CUSTOMERS

    The Company's customers include most of the leading manufacturers of thin film recording heads for the data storage industry and certain manufacturers of semiconductor devices in the United States and abroad. During the past fiscal year, approximately 75% of the Company's revenues were derived from sales made to thin film recording head manufacturers and approximately 15% of the Company's revenues were derived from sales made to semiconductor device manufacturers. Representative customers of the Company include the following:

      DATA STORAGE               SEMICONDUCTOR
-------------------------  -------------------------
Alps                       Analog Devices
Applied Magnetics          Bourns
DAS Devices                General Semiconductor
Fujitsu                    SEMATECH
IBM                        Sharp Microelectronics
Quantum                    SRI
Read-Rite                  Texas Instruments
Samsung Electronics        Viking
Sanyo
Seagate Technology
TDK

    Historically, a few large customers have accounted for a substantial portion of the Company's revenues, primarily due to the fact that the data storage and semiconductor industries are dominated by a limited number of large companies. In fiscal 1995, 1996 and 1997, revenues from the Company's five largest customers represented approximately 72%, 81% and 78%, respectively, of the Company's total revenues. In fiscal 1995, three customers each accounted for more than 10% of the Company's revenues and in fiscal 1996 and 1997, two customers each accounted for more than 10% of the Company's revenues. The Company has experienced and expects to continue to experience fluctuations in its customer mix. The Company believes that sales to relatively few customers will continue to account for a high percentage of the Company's revenues in future periods. None of the Company's customers has entered into long-term purchase agreements with the Company. The loss of, or a substantial reduction or delay in, orders from any significant customer could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Concentration of Customers."

RELATIONSHIP WITH SEAGATE TECHNOLOGY


    Seagate Technology, which provides products for storing, managing and accessing digital information on computers and data communications systems, is the Company's largest customer. For fiscal 1995, 1996 and 1997, Seagate Technology accounted for 27%, 57% and 47%, respectively, of total Company revenues. On October 16, 1997, Seagate Technology announced that, due to weakness in demand for its high-performance products and greater than anticipated pricing pressure, it was reviewing its operations worldwide and is contemplating actions which will result in significant restructuring and other one-time charges. The Company is unable to determine the impact, if any, that such weakness in demand, pricing pressure and consequent restructuring by Seagate Technology will have on its results of operations in future periods. Nevertheless, the Company believes that Seagate Technology will significantly reduce purchases of Company products in fiscal 1998 as compared to fiscal 1997. The Company and Seagate Technology currently are not parties to any licensing, development, technology sharing, guaranteed purchase or any other type of collaborative agreements. In addition, Seagate Technology is the Company's largest stockholder. In 1995, Seagate Technology made an equity investment of approximately $9.0 million in the Company. In connection with such investment, Seagate Technology obtained the right to elect two members of the Company's Board of Directors. That right will terminate upon consummation of the Offering. See "Risk Factors--Relationship with Seagate Technology," "Shares Eligible for Future Sale" and "Certain Transactions."


    Following completion of the Offering, Seagate Technology will own shares representing approximtely 30.4% of the Company's outstanding Common Stock (29.0% of such stock if the Underwriters' over-allotment option is exercised in full). In addition, pursuant to a warrant acquired by Seagate Technology in 1995, Seagate Technology has the right to acquire 1,186,140 shares of Common Stock at an exercise price of $3.72 per share. Assuming full exercise of such warrant (and no other change in the Company's outstanding Common Stock), Seagate Technology would own an aggregate of approximately 36.7% of the Company's outstanding Common Stock (35.1% of such stock if the Underwriters' over-allotment option is exercised in full).

BACKLOG

    At September 30, 1997, the Company's backlog was approximately $29.2 million, as compared to a backlog of $24.0 million at September 30, 1996. The Company schedules production based on firm customer commitments and anticipated orders during the planning cycle. The Company includes in its backlog only those customer orders for which it has accepted written purchase orders against which it expects to ship within the following 12 months. All orders are subject to cancellation or rescheduling by the customer with limited or no penalty. The Company's backlog at any particular date is not necessarily a reliable indicator of actual sales for any succeeding period.

MARKETING, SALES AND SERVICE

    The Company sells its products in the United States and Europe through its direct sales force that is supported by its 12-person marketing and sales organization. In Japan, Malaysia, Singapore and Thailand, the Company utilizes a distributor, Nikko Tecno Co., Inc. ("Nikko Tecno"), to distribute its products. The Company markets its products in China, Korea and Taiwan through independent sales representatives. International sales accounted for 31% of the Company's total revenues for fiscal 1997 and 13% and 19% of the Company's total revenues for fiscal years 1995 and 1996, respectively. The Company's sales and marketing organization employs a consultative sales process, working closely with customers to understand and define their deposition process and equipment needs and to determine that those needs are addressed by the Company's process technologies, as well as complementary technologies offered by other equipment providers. The Company works closely with the senior management and research and development personnel of its existing customer base to gain insight into their industries and to focus on selling new process technologies tailored to their customers' requirements.

    The sales cycles for the Company's systems vary depending upon whether the system is an initial purchase or a repeat order. New customer sales cycles are typically 12 to 18 months, whereas repeat order sales cycles are typically four to six months. The sales cycle for a new customer begins with the generation of a sales lead, which is followed by qualification of the lead, an analysis of the customer's particular applications needs and problems, one or more presentations to the customer, frequently including extensive participation by the Company's senior management, two to three product sample demonstrations, followed by customer testing of the results and extensive negotiations regarding the equipment's process and reliability specifications. New customer sales cycles are monitored closely by senior management for correct strategy approach and prioritization. See "Risk Factors--Lengthy Sales Cycles."

    Prompt and effective field service and support is critical to the Company's sales efforts, due to the substantial commitments made by customers that purchase the Company's equipment. As of September 30, 1997, the Company had 26 full-time employees dedicated to customer service and support. The Company's strategy of supporting its installed base through both customer support and research and development groups has served to encourage the use of the Company's equipment and process technologies in customer production applications. The Company's process engineers and field support personnel work closely with customers to help define their production and process requirements, and customers often collaborate in trial production runs at the Company's Fremont, California and Rochester, New York research and demonstration facilities. The Company believes that its marketing efforts are enhanced by the technical expertise of its process engineers who also provide customer process support and participate in industry forums, conferences and user groups.


    The Company generally warrants its new systems for 15 months from the date of shipment. The Company generally warrants to an original purchaser of its new systems that the products and parts manufactured or assembled by the Company and the application software supplied will be free from defects in materials and workmanship under normal use. Installation is included in the price of the system. The Company's field service engineers provide customers with call-out repair and maintenance services for a fee. Customers may also enter into repair and maintenance service contracts, covering the Company's systems. For a fee, the Company trains its customers' service engineers to perform routine services, and, in addition, the Company provides its customers with 24-hour a day, seven day a week, telephone consultation services. The Company has customer support centers located in New York, California, Texas, Minnesota, Northern Ireland and Japan.


RESEARCH, DEVELOPMENT AND ENGINEERING

    The data storage and semiconductor manufacturing industries are characterized by rapid technological change and requirements for new product introductions and enhancements. The Company's ability to remain competitive in this market will depend in part upon its ability to develop new and enhanced systems and to introduce these systems at competitive prices and on a timely and cost-effective basis. Accordingly, the Company devotes a significant portion of its personnel and financial resources to research, development and engineering programs and seeks to maintain close relationships with its customers to remain responsive to their equipment needs. The Company continuously conducts research and development efforts in existing products to extend performance and process capabilities as well as on next generation products. In the data storage market, the Company is developing an advanced cluster-integrated metrology module to enable precise, real-time measurements during the production process of thin film structures for MR and GMR heads and MRAM storage devices. The Company is also enhancing its magnetic orientation energy source to achieve more accurate and programmable characteristics of magnetic thin films. In the area of advanced interconnect technologies, the Company is developing programmable electrical collimation capability for its PVD process module for tightly-controlled deposition of liner and barrier layers and enhanced temperature and process controls. In addition, the Company has already established state-of-the-art class 100 clean room process development and applications engineering facilities in New York and California with process and metrology capabilities for data storage thin film recording head and semiconductor technologies.

    As of September 30, 1997, the Company had 69 full-time employees dedicated to its research, development and engineering programs. In fiscal years 1995, 1996 and 1997, the Company expended $1.2 million, $4.3 million and $9.1 million on these programs, constituting 6%, 9% and 15% of revenues during those periods, respectively. Research and development expenditures consist primarily of salaries, project materials and other costs associated with the Company's ongoing research and development efforts. The Company expects in future years that research, development and engineering expenditures will continue to represent a substantial percentage of revenues. The Company augments its internal technology development efforts by licensing technology from others and establishing strategic research and development relationships with universities and various major customers. See "Risk Factors--Rapid Technological Change; Dependence on New Products and Processes."

    Trade, industry standards and development consortia organizations, such as the SEMI, SEMATECH and SEMI/SEMATECH, help to define the methods, measurement parameters, manufacturing requirements and specifications influencing commercial transactions within the semiconductor industry. Christine Whitman, the Chief Executive Officer of the Company, is on the Board of Directors of SEMI/ SEMATECH. The Company believes that its involvement with such organizations has helped to ensure that the Company's new products conform to industry standards and emerging requirements.

MANUFACTURING


    The Company's manufacturing activities consist primarily of assembling and testing components and subassemblies which are acquired from third party suppliers and then integrated by the Company into finished systems. The manufacturing operations are conducted in the Company's 90,000 square foot headquarters facility in Rochester, New York. As of September 30, 1997, the Company had 119 full-time employees dedicated to its manufacturing efforts. The Company manufactures its systems in controlled clean environments which are similar to the clean rooms used by data storage and semiconductor manufacturers. All final assembly and systems tests are performed within the Company's manufacturing facilities. Quality control of suppliers is maintained through incoming verification of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. The Company's customers frequently participate in systems testing during the final assembly and inspection process. The Company's manufacturing facilities recently were awarded designation as ISO 9001 certified. The Company believes that ISO 9001 certification, a quality assurance model for companies that design, produce, install and inspect items as part of their businesses, offers the Company a competitive advantage over competitors who are not ISO 9001 certified and, in some cases, is a condition of doing business with certain of its customers.


    The Company procures components and subassemblies included in its products from a limited group of suppliers and occasionally from a single source. The Company does not maintain long-term supply contracts with its key suppliers but believes that alternative suppliers could be found if necessary. A prolonged inability to obtain components or subassemblies, as well as difficulties or delays shifting to alternative sources, could have a material adverse effect on the Company's operations and could result in damage to existing customer relationships.

    The Company is subject to a variety of governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. The Company believes that it is currently in compliance with these regulations and that it has obtained all necessary environmental permits to conduct its business, which permits generally relate to the discharge of hazardous wastes. Any failure by the Company to comply with regulations or the use, disposal or storage of hazardous substances could subject the Company to future liabilities. See "Risk Factors-- Environmental Regulation."

COMPETITION

    The data storage and semiconductor manufacturing equipment industries are highly competitive. A substantial investment is required to install and integrate capital equipment into a data storage or semiconductor production line. The Company believes that once a device manufacturer has selected a particular supplier's capital equipment, that manufacturer generally relies upon that supplier's equipment for the specific production line application and, to the extent possible, subsequent generations of similar systems. Accordingly, it may be extremely difficult to achieve significant sales to a particular customer once another supplier's manufacturing equipment has been selected by that customer, unless there are compelling reasons to do so, such as significant performance or cost advantages. Increased competitive pressure could lead to lower prices for the Company's products, thereby adversely affecting the Company's operating results.

    The Company believes that its ability to compete in the data storage and semiconductor manufacturing equipment markets depends on a number of factors, including the ability to develop and introduce new products rapidly, product innovation, product quality and reliability, product performance, breadth of its product line, price, technical service and support, adequacy of manufacturing quality and capacity and sources of raw materials, efficiency of production, delivery capabilities and protection of the Company's products by intellectual property laws. The Company competes in the data storage and semiconductor manufacturing markets based on differentiated value-added process technologies, system performance, customer support and the cost of ownership of its equipment.

    In the data storage market, the Company's current competitors include Balzers, Sputtered Films, Nordiko and Veeco Instruments. In the semiconductor market, the Company's competitors include Applied Materials and Novellus. Certain of the Company's competitors have substantially greater financial resources, more extensive engineering, manufacturing, marketing and customer service and support capabilities, larger installed bases of semiconductor capital equipment and broader semiconductor process equipment offerings as well as greater name recognition than the Company.

    The Company expects its competitors in the data storage and semiconductor process equipment industries to continue to improve the design and performance of their current systems and processes and to introduce new systems and processes with improved price and performance characteristics. No assurance can be given that the Company will be able to compete successfully in the United States or worldwide. See "Risk Factors--Highly Competitive Industries."

PATENTS AND OTHER INTELLECTUAL PROPERTY

    The Company relies on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements to protect its proprietary process technology. While the Company believes that these patents may have significant value, CVC also believes that due to the rapid technological changes that characterize the data storage and semiconductor equipment industries, the innovative skills, technical expertise and know-how of its personnel may be more important than patent protection. As of September 30, 1997, the Company had obtained two U.S. patents and had 15 U.S. patent applications pending on its behalf. In addition, the Company had eight foreign patent applications pending on its behalf as of that date. The Company's two U.S. patents expire July 29, 2012 and May 20, 2014.

    There can be no assurance that the Company's pending patent applications will be approved, that any patents will provide it with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's business. There can be no assurance that others will not independently develop similar products, duplicate the Company's products or, if patents are issued to the Company, design around the patents issued to the Company.

    The Company also relies upon trade secret protection and employee and third-party nondisclosure agreements to protect its confidential and proprietary information. Despite these efforts, there can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets or disclose such technology or that the Company can meaningfully protect its trade secrets.

    The data storage and semiconductor industries are characterized by frequent litigation regarding patent and other intellectual property rights. Although the Company is not aware of any pending or threatened patent litigation, there can be no assurance that third parties will not assert claims against the Company with respect to existing or future products or technologies. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, or obtain licenses to the infringing technology. In the event of a successful claim against the Company and the Company's failure to develop or license a substitute technology at a reasonable cost, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Risk Factors--Patents and Other Intellectual Property."

EMPLOYEES

    As of September 30, 1997, the Company had a total of 263 full-time employees at all of its locations, consisting of 119 in manufacturing, 69 in research and development, 22 in marketing and sales, 26 in customer service and support, 23 in administration and four in facilities maintenance.

    Management believes that the Company's ongoing success depends in part on its continued ability to attract and retain highly skilled employees, especially employees with extensive technological backgrounds. This is particularly important in the areas of product design and development, where competition for skilled personnel is intense. There can be no assurance that the Company will be successful in attracting or retaining such personnel.

    As of September 30, 1997, 55 employees at the Company's site in Rochester, New York were members of Local 342 of the International Union of Electronic, Electrical, Salaried, Machine & Furniture Workers union and covered by a collective bargaining agreement scheduled to expire in October 1998. The Company believes that its relations with its employees, and the bargaining unit which represents certain of them, are good.

FACILITIES

    The Company's principal office is located in Rochester, New York and consists of 90,000 square feet used for manufacturing, research and development and administration. The Company entered into a financing agreement with the County of Monroe Industrial Development Agency (the "Agency") in 1974 under which such agency's bond proceeds were used to purchase the land and construct such Rochester facility for lease to the Company. On September 29, 1997, the Company entered into an amended lease agreement with the Agency that extended the term of the original lease from the year 2000 to December 31, 2007. Upon the expiration of such amended lease, the Company is obligated to purchase the Rochester facility from the Agency for nominal consideration.

    In addition, the Company leases 14,400 square feet in Fremont, California for research and process development, product engineering and as a base for regional sales and field service for the West Coast of the United States and 3,400 square feet in Dallas, Texas for engineering, equipment design, process development, sales and customer support. The Company also leases space in Minneapolis, Minnesota; Austin, Texas; Japan, Northern Ireland, Singapore and Taiwan for sales and customer support. Although the Company believes that its current facilities are adequate to meet its current requirements for the near term, it may seek to lease or acquire additional facilities in the future.

LEGAL PROCEEDINGS

    In the ordinary course of business, the Company may be involved in legal proceedings from time to time. As of the date of this Prospectus, there are no material legal proceedings pending against the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:


NAME                                                   AGE                             POSITION
-------------------------------------------------  -----------  -------------------------------------------------------
Christine B. Whitman.............................          46   President, Chief Executive Officer and Chairman
Giovanni Nocerino, Ph.D..........................          45   Executive Vice President
Emilio O. DiCataldo..............................          46   Senior Vice President and Chief Financial Officer
Mehrdad M. Moslehi, Ph.D.........................          38   Senior Vice President and Chief Technical Officer
Christopher J. Mann..............................          39   Senior Vice President, Data Storage Products
Richard J. Chicotka, Ph.D........................          56   Vice President, Operations
Robert C. Fink...................................          62   Director
James Geater.....................................          64   Director
Brendan C. Hegarty, Ph.D.........................          54   Director
Victor E. Mann...................................          72   Director
Seiya Miyanishi..................................          51   Director
Andrew C. Peskoe.................................          40   Director
Donald L. Waite..................................          64   Director


    Ms. Whitman joined CVC Products in 1978 and has served as President, Chief Executive Officer and Chairman of the Company since its acquisition of CVC Products in 1990. Ms. Whitman received a BA from Syracuse University and is a member and Secretary of the Board of Directors of SEMI/SEMATECH. She also serves as a member of the Board of Directors of Rochester Telephone Corp. and The M&T Bank Rochester Advisory Council. Ms. Whitman serves on the Executive Committee of the Board of Directors of the Industrial Management Council, the Board of Trustees for the Greater Rochester Chamber of Commerce, the United Way Board of Directors, the New York State International Business Council and is a member of the Board of Trustees of Rochester Institute of Technology.


    Dr. Nocerino joined the Company in the fall of 1997 as Executive Vice President. From 1994 to 1997, Dr. Nocerino worked as Vice President and General Manager of Sales and Marketing at Varian Associates, a supplier of semiconductor manufacturing equipment. Prior to his employment at Varian Associates, Dr. Nocerino was Executive Vice President with Materials Research Corporation ("MRC"), a subsidiary of Sony and a manufacturer of thin film equipment and material for the data storage and semiconductor industries. Dr. Nocerino holds a joint honors B.Sc. in Physics and Electronic Engineering and a Ph.D from the University of Manchester, England in 1977.



    Mr. DiCataldo joined the Company in 1995 as Senior Vice President and Chief Financial Officer. From 1991 to 1995, Mr. DiCataldo served as Senior Vice President, Finance and Administration of MedImmune, Inc., a therapeutic and vaccine company. Prior to his employment at MedImmune, Mr. DiCataldo held Vice President-level positions at Bausch & Lomb, Inc. and Praxis Biologics and worked for the firm of Price Waterhouse LLP. Mr. DiCataldo is a Certified Public Accountant and holds a BS in Accounting from St. John Fisher College.


    Dr. Moslehi joined the Company in 1994 as Senior Vice President and Chief Technical Officer. From 1988 to 1994, Dr. Moslehi served in various positions at Texas Instruments, a semiconductor manufacturer, most recently as Branch Manager in their Semiconductor Process and Design Center where he developed process and equipment technologies such as RTP, PVD and photochemical cleaning. Dr. Moslehi is named as an inventor on over 80 U.S. patents and in 1993 he earned the American Electronics Association's Technologist/Inventor of the Year. Dr. Moslehi received a BS in Electrical Engineering at Arya-Mehr University of Technology and a MS and Ph.D in Electrical Engineering from Stanford University. Dr. Moslehi also serves on the consulting faculty of Stanford University.

    Mr. Christopher Mann joined CVC Products in 1979 and now serves as Senior Vice President, Data Storage Products. Mr. Mann has previously held the positions of Field Service Manager, Engineering Services Manager and Vice President, Marketing at the Company and CVC Products prior to the Acquisition. Prior to joining CVC in 1979, Mr. Mann worked for CVC Scientific Products, Ltd. in the United Kingdom.


    Dr. Chicotka joined the Company in 1995 as Vice President, Operations. From 1994 to 1995, Dr. Chicotka served as Director of Development Engineering of Conner Peripherals, a manufacturer of disk drives. From 1993 to 1994, Dr. Chicotka served as Director of Process Engineering of Seagate Magnetics, a division of Seagate Technology. From 1962 to 1992, Dr. Chicotka served in various positions at IBM, most recently as Manager of Head Process Manufacturing and Engineering of Storage Products Development and Manufacturing in San Jose, California. Dr. Chicotka received a BS and MS in Metallurgical Engineering and a Ph.D in Materials Science from Polytechnic Institute of Brooklyn.

    Mr. Fink has been a director of the Company since 1997. In 1993, Mr. Fink joined Lam Research Corporation, a manufacturer of semiconductor processing equipment, and served as Vice President and Chief Operating Officer, following the Company's acquisition of Drytek, Inc. Mr. Fink served as the President of Drytek from 1983 to 1988. Prior to Drytek, Mr. Fink spent four years with ITT Corporation's Semiconductor Division as Director of VLSI Operations for North America and 12 years with General Instrument Corporation's Microelectronics Division as Director of Worldwide Manufacturing Resources. Mr. Fink's career also includes 13 years with General Electric Corporation. He received a BS degree in Metallurgical Engineering from Polytechnical Institute of New York.

    Mr. Geater has been a director of the Company since 1990. Since 1992, Mr. Geater has served as President of Geater Associates, a management consulting firm. He previously held the position of General Business Manager at Eastman Kodak and was a faculty member of the Wm. E. Simon Graduate School of Business Administration at the University of Rochester. Mr. Geater received a BA in Economics from Miami University and an MBA from the University of Rochester.

    Dr. Hegarty has been a director of the Company since 1995. Since 1989, Dr. Hegarty has served in various positions for Seagate Technology, most recently as Executive Vice President and Chief Operating Officer--Recording Heads. Dr. Hegarty received a Ph.D in Solid State Physics from the University of Sussex in England.

    Mr. Victor Mann has been a director of the Company since 1990. Since 1990, Mr. Mann has been a self-employed consultant to various businesses in the United Kingdom as well as to the British Government. Mr. Mann has also served as a Technical Director of Plessey.

    Mr. Miyanishi has been a director of the Company since 1990. Since 1987, Mr. Miyanishi has served as President and Chief Executive Officer of Nikko Tecno, a company dealing in the import and export of capital equipment, which was founded in 1946. Mr. Miyanishi has served as owner, President and Chief Executive Officer of several other companies in Japan. Mr. Miyanishi received a BS of managerial economics from Keio University.

    Mr. Peskoe has been a director of the Company since 1990. Mr. Peskoe joined the law firm of Golenbock, Eiseman, Assor & Bell in 1986, and currently serves as a partner of such firm, concentrating on corporate finance and securities matters. Mr. Peskoe received his undergraduate degree from Harvard College and a JD from Harvard Law School.

    Mr. Waite has been a director of the Company since 1995. Since 1983, Mr. Waite has served in various positions for Seagate Technology, most recently as Chief Administrative Officer, Chief Financial Officer and Executive Vice President. Mr. Waite received a BS in Accounting from Creighton University and a JD from Georgetown University Law Center. Mr. Waite is a Certified Public Accountant.

    All directors hold office until the next annual meeting of the stockholders and until their successors have been elected and qualified. Executive officers of the Company are elected by the Board of Directors on an annual basis and serve until their successors are duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company (except for Victor Mann, a director, whose son Christopher Mann is Senior Vice President, Data Storage Products).

KEY EMPLOYEES

    Certain key employees of the Company are as follows:


NAME                                                      AGE                            POSITION
----------------------------------------------------  -----------  ----------------------------------------------------
Judd C. Prozeller...................................          46   Vice President, Quality
Phillip Chapados, Ph.D..............................          35   Director of Control Systems Engineering
Boris Relja.........................................          48   Director of Semiconductor Marketing
William Starks......................................          56   Director of Systems Engineering



    Mr. Prozeller joined the Company in 1995 and currently serves as Vice President, Quality. From 1990 to 1995, Mr. Prozeller served as the Senior Program Director for the Department of Training and Professional Development at the Rochester Institute of Technology. From 1990 to 1995, Mr. Prozeller also served as a total quality consultant for a number of large institutional clients. From 1979 to 1988, Mr. Prozeller served in various positions at the Xerox Corporation, most recently as a Total Quality Consultant, providing consulting services to various suppliers. Mr. Prozeller received a BS from New York State University at Brockport, an MEd from Nazareth College of Rochester, and an MBA from Rochester Institute of Technology.



    Dr. Chapados joined the Company in 1994, and currently serves as Director of Control Systems Engineering. From 1985 to 1994, Dr. Chapados served in various positions at Texas Instruments, most recently as a member of the Technical Staff of the Semiconductor Process Development Center in Dallas, Texas. Dr. Chapados received a BS in Electrical Engineering and Computer Science from The Johns Hopkins University, an MS in Electrical Engineering from Southern Methodist University and a Ph.D in Electrical Engineering from Southern Methodist University.



    Mr. Relja joined the Company in 1997 and currently serves as Director of Semiconductor Marketing. From February 1990 to December 1993 and from July 1994 to 1997, Mr. Relja served in a number of positions with Varian Associates, most recently as Product Marketing Manager, where he focused on process development and marketing strategy. From January 1994 to June 1994, Mr. Relja served as Director of Total Equipment Solutions of MRC. Mr. Relja received a BS in Material Science from IHK Munich.


    Mr. Starks joined the Company in 1996 and currently serves as Director of Systems Engineering. From 1971 to 1996, Mr. Starks served in various positions at Varian Associates, most recently as Chief Technical Architect for Varian's Thin Film Systems division. Mr. Starks received a BS in Electrical Engineering from Iowa State University and an MS in Electrical Engineering from the Massachusetts Institute of Technology.

DIRECTOR COMMITTEES AND COMPENSATION

    DIRECTOR COMMITTEES

    The Audit Committee of the Board of Directors (the "Audit Committee") consists of Messrs. Victor Mann and Waite. The Audit Committee reviews with the Company's independent accountants the scope and timing of their audit services and any other services they are asked to perform, the accountants' report on the Company's Consolidated Financial Statements following completion of their audit and the Company's policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent accountants for the ensuing year.

    The Compensation Committee of the Board of Directors (the "Compensation Committee") consists of Messrs. Fink, Geater and Peskoe. The Compensation Committee reviews and evaluates the compensation and benefits of all officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee will also administer the Company's 1997 Stock Option Plan (the "Plan"). See "--Stock Plans."

    DIRECTOR COMPENSATION

    Directors who are employees of the Company will receive no additional compensation for their services as members of the Board of Directors or as members of Board committees. Directors who are not employees of the Company are paid an annual retainer of $8,000, payable in shares of Common Stock, as well as additional fees paid in cash of $1,500 for each meeting of the Board and $500 for each meeting of a Board committee attended by such Director. The Company's Directors are reimbursed for their out-of-pocket expenses incurred in connection with their service as Directors, including travel expenses.

    The Company's 1997 Nonemployee Directors' Stock Option Plan (the "Directors' Plan") contains provisions pursuant to which options for 10,000 shares of Common Stock are granted to each nonemployee director upon commencement of service on the Board, and options for 3,000 shares of Common Stock are granted to each nonemployee director on March 31 of each year of continued service on the Board. The Company has authorized and reserved 250,000 shares of Common Stock for issuance under the Plan. At the time Mr. Fink was elected to the Board of Directors in October 1997, he was granted an option to purchase 10,000 shares of Common Stock pursuant to the Plan, subject to consummation of the Offering. The exercise price of such option is equal to the initial public offering price.

EXECUTIVE COMPENSATION

    The following table sets forth the total compensation for fiscal 1997 of the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company whose total salary and bonus for fiscal 1997 exceeded $100,000 (each, a "Named Executive Officer", and collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                                                 COMPENSATION
                                                                                                    AWARDS
                                                                                                 -------------
                                                           ANNUAL COMPENSATION                     NUMBER OF
                                           ----------------------------------------------------   SECURITIES
                                                                                    OTHER         UNDERLYING           ALL
                                                                                    ANNUAL          OPTIONS           OTHER
NAME AND PRINCIPAL POSITION                  YEAR       SALARY     BONUS(1)    COMPENSATION(2)       /SARS       COMPENSATION(3)
-----------------------------------------  ---------  ----------  -----------  ----------------  -------------  -----------------
Christine B. Whitman.....................       1997  $  167,250      --              --               51,000       $   2,325
  President, Chief Executive Officer and
  Chairman
Mehrdad M. Moslehi.......................       1997     140,078      --              --               12,000           1,905
  Senior Vice President and
  Chief Technical Officer
Christopher J. Mann......................       1997     122,406      --         $   31,962(4)         22,500           2,506
  Senior Vice President,
  Data Storage Products
Emilio O. DiCataldo......................       1997     142,551      --             46,930(5)         48,000           1,330
  Senior Vice President and
  Chief Financial Officer
Richard J. Chicotka......................       1997     127,266      --              --               18,000             887
  Vice President, Operations

------------------------
(1) Bonus compensation for the fiscal year ended September 30, 1997 has not yet been approved by the Board of Directors. Bonuses for fiscal 1996 were as follows: Ms. Whitman, $46,600; Dr. Moslehi, $29,100; Mr. Mann, $28,500; Mr. DiCataldo, $34,400; and Dr. Chicotka, $27,300.
(2) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted in those instances where such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the Named Executive Officer for the fiscal year.
(3) Represents matching contributions made by the Company on behalf of the Named Executive Officer to the Company's 401(k) Plan.
(4) Represents auto allowance of $10,488 and commission of $21,474.
(5) Represents relocation expense of $17,500, relocation allowance of $26,670 and dues of $2,760.

                                 OPTION GRANTS

                                                                                           INDIVIDUAL GRANTS
                                                                           -------------------------------------------------
                                                                                                        VALUE AT ASSUMED
                                                            PERCENT OF                                ANNUAL RATES OF STOCK
                                              NUMBER OF    TOTAL OPTIONS                             PRICE APPRECIATION FOR
                                             SECURITIES     GRANTED TO     EXERCISE OR                     OPTION TERM
                                             UNDERLYING    EMPLOYEES IN    BASE PRICE   EXPIRATION   -----------------------
NAME                                           OPTIONS      FISCAL 1997     ($/SHARE)      DATE          5%          10%
-------------------------------------------  -----------  ---------------  -----------  -----------  -----------  ----------
Christine B. Whitman.......................       36,000          5.90%     $    2.46     12/06/06    $ 113,027   $  142,627
                                                  15,000          2.46           3.82      8/26/07       73,131       92,282
Mehrdad M. Moslehi.........................       12,000          1.97           3.82      8/26/07       58,505       73,826
Christopher J. Mann........................       10,500          1.72           2.46     12/06/06       32,966       41,599
                                                  12,000          1.97           3.82      8/26/07       58,505       73,826
Emilio O. DiCataldo........................       24,000          3.94           2.46     12/06/06       75,352       95,085
                                                  24,000          3.94           3.82      8/26/07      117,009      147,652
Richard J. Chicotka........................        6,000          0.98           2.46     12/06/06       18,838       23,771
                                                  12,000          1.97           3.82      8/26/07       58,505       73,826

                             YEAR-END OPTION VALUES

                                                                            SEPTEMBER 30, 1997
                                                         ---------------------------------------------------------
                                                                  NUMBER OF               VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                                              AT FISCAL YEAR-END          AT FISCAL YEAR-END(1)
                                                         ----------------------------  ---------------------------

NAME                                                      EXERCISABLE   UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-------------------------------------------------------  -------------  -------------  ------------  -------------
Christine B. Whitman...................................        510,000        51,000   $  6,417,500   $   517,190
Mehrdad M. Moslehi.....................................        240,000        12,000      3,020,000       110,200
Christopher J. Mann....................................        300,000        22,500      3,775,000       220,870
Emilio O. DiCataldo....................................        155,000        88,000      1,782,644       908,416
Richard J. Chicotka....................................         80,000        58,000        870,144       608,496

------------------------
(1) The value of the unexercised, in-the-money options on September 30, 1997 is based on the difference between the assumed initial public offering price of the Common Stock ($13.00 per share), and the per share option exercise price, multiplied by the number of shares of Common Stock underlying the options.


STOCK OPTION PLANS


    STOCK OPTION PROGRAM


    Until June 1996, the Company had an informal stock option program under which selected employees were granted non-qualified options to purchase shares of Common Stock. The primary purpose of this program had been to provide long-term incentives to the Company's selected employees and to further align their interests with those of the Company. The selection of the participants, the determination of the number of shares of Common Stock offered to each participant, the terms of the repurchase rights for each participant and other terms of sale had been made by the Compensation Committee and/or the Board of Directors. Options granted under this informal plan generally vested over a period of three years from the date of grant and were exercisable at the fair market value of a share of Common Stock at the date of grant. Under this program, options to purchase 2,012,760 shares of Common Stock have been purchased or granted, of which options to purchase 150,000 shares of Common Stock have been exercised and options to purchase 180,000 shares of Common Stock have been cancelled.


    1996 STOCK OPTION PLAN


    The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors effective June 30, 1996 under which selected employees were granted nonqualified stock options and incentive stock options to purchase shares of Common Stock. The primary purpose of the 1996 Plan was to provide long-term incentives to the Company's selected employees and to further align their interests with those of the Company. The selection of participants, the determination of the form and number of shares of Common Stock offered to each participant, the exercise period of each option, the terms of the repurchase rights for each participant and other terms of sale were made by the Compensation Committee and/or the Board of Directors. Options granted to employees under the 1996 Plan were generally at fair market value as of the grant date based upon valuations obtained contemporaneously from an independent appraiser. Options granted under the 1996 Plan generally vested over a period of three-to-five years from the date of grant and were exercisable, for incentive stock options, at the fair market value of a share of Common Stock at the date of grant and, for nonqualified stock options, at least 85% of the fair market value of a share of Common Stock at the date of grant. As of September 30, 1997, options to purchase 853,200 shares of Common Stock have been granted under the 1996 Plan, of which options to purchase 300 shares of Common Stock have been exercised and options to purchase 73,500 shares have been cancelled.


    1997 STOCK OPTION PLAN

    The Board of Directors of the Company has adopted and the stockholders of the Company have approved the Company's 1997 Stock Option Plan (the "Plan"), under which stock options may be granted to employees of the Company and its subsidiaries. The Plan permits the grant of stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code, and nonqualified stock options ("NSOs"), which do not so qualify. The Company has authorized and reserved 1,250,000 shares of the Common Stock for issuance under the Plan. As of September 30, 1997, no options had been granted under the Plan. The shares may be unissued shares or treasury shares. If an option expires or terminates for any reason without having been exercised in full, the unpurchased shares subject to such option will again be available for grant under the Plan.

    The Plan is administered by the Compensation Committee. Subject to the limitations set forth in the Plan, the Compensation Committee has the authority to determine the persons to whom options will be granted, the time at which options will be granted, the number of shares subject to each option, the exercise price of each option (which may not be less than the fair market value of the underlying Common Stock), the time or times at which the options will become exercisable and the duration of the exercise period. The Compensation Committee may provide for the acceleration of the exercise period of an option at any time prior to its termination or upon the occurrence of specified events, subject to limitations set forth in the Plan. The Compensation Committee has the authority to cancel and replace stock options previously granted with new options for the same or a different number of shares and having a higher or lower exercise price, and may amend the terms of any outstanding stock option to provide for an exercise price that is higher or lower than the current exercise price.

    All officers, employees and consultants of the Company and its subsidiaries are eligible to receive grants of stock options under the Plan, as selected by the Compensation Committee. The exercise price of shares of Common Stock subject to options granted under the Plan may not be less than 100 percent of the fair market value of the Common Stock on the date of grant. The maximum term of options granted under the Plan is ten years from the date of grant. The maximum number of shares of Common Stock that may be subject to Options granted to any participant of the Plan during any one calendar year is 500,000. Options granted under the Plan will generally become vested and exercisable over a five-year period in equal annual installments, unless the Compensation Committee specifies a different vesting schedule. In the event of a "change in control" of the Company (as defined in the Plan), each option that was not then vested will become fully and immediately vested and exercisable, unless such options are assumed by the acquiring party in such transaction.

    All options granted under the Plan are nontransferable by the optionee, except for transfers approved by the Compensation Committee to certain permitted transferees (such as immediate family members of the optionee and charitable institutions) and transfers upon the optionee's death in accordance with his will or applicable law. In the event of an optionee's death or permanent and total disability, outstanding options that have become exercisable will remain exercisable for a period of one year, and the Compensation Committee will have the discretion to determine the extent to which any unvested options shall become vested and exercisable in connection with death or disability. In the case of any other termination of employment, outstanding options that have previously become vested will remain exercisable for a period of 90 days, except for a termination "for cause" (as defined in the Plan), in which case all unexercised options will be immediately forfeited. Under the Plan, the exercise price of an option is payable in cash or, in the discretion of the Compensation Committee, in Common Stock or a combination of cash and Common Stock. An optionee must satisfy all applicable tax withholding requirements at the time of exercise.

    The Plan has a term of ten years, subject to earlier termination or amendment by the Board of Directors, and all options granted under the Plan prior to its termination remain outstanding until they have been exercised or are terminated in accordance with their terms. The Board may amend the Plan at any time.

    The Board of Directors of the Company has also adopted and the stockholders of the Company have also approved the Directors' Plan, under which stock options are granted to each member of the Company's Board of Directors who is not an employee of the Company. See "--Director Committees and Compensation" and "--Director Compensation."

PENSION PLAN

    The Company maintains a defined benefit retirement plan for its employees which provides retirement benefits based upon a formula that takes into account the employees' compensation and length of service with the Company as well as benefits employees may be entitled to receive under certain prior plans of the Company. Such plan was frozen effective September 30, 1991 and no further benefits will be accrued under such plan. Mr. Christopher Mann and Ms. Christine Whitman will receive $157.68 and $394.28, respectively, on a monthly basis commencing at retirement at attainment of age 65.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee are Messrs. Fink, Geater and Peskoe. None of these directors was at any time during the fiscal year ended September 30, 1997, nor at any other time within the past five years, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or the Compensation Committee.

EMPLOYMENT AGREEMENTS


    The Company has entered into employment agreements (the "Agreements") with each of its Named Executive Officers. The Agreements provide that the employees will serve the Company in the respective offices listed in the Summary Compensation Table for a term of three years (with automatic one-year renewals), subject to earlier termination as provided in the Agreements. The Agreements set forth the minimum base salary of each employee during the term of the Agreements, subject to possible increase at the sole discretion of the Compensation Committee. Each employee is also eligible to receive, at the sole discretion of the Compensation Committee, an annual bonus based on the contribution of its employee towards achievement of the annual business goals of the Company. Under the Agreements, the employees are entitled to participate in the employee benefit plans of the Company and are eligible for the grant of stock options, in the sole discretion of the Compensation Committee.



    The Agreements include provisions that are effective upon the termination of employment of the employees under certain circumstances. In general, the employees are entitled to a lump-sum cash severance payment upon termination by the Company without "cause" or termination by the employee for "good reason" following a "change in control" (each such term as defined in the Agreements). Such lump-sum severance payment is equal to the employee's base salary as in effect immediately prior to termination multiplied by a specified number of months (24 months for Ms. Whitman, 18 months for Mr. DiCataldo, 12 months for Drs. Moslehi, Chicotka. Nocerino and Mr. Christopher Mann) and then discounted to present value from the dates such payments would otherwise have been made. Under certain circumstances, upon a "change in control," all options to purchase shares of Common Stock held by the employees that were not then vested will become fully and immediately vested and exercisable. An employee terminated after a "change in control" shall retain the right to exercise any options to purchase shares of Company stock for 12 months following the date of such termination (or, if earlier, the expiration of the original term of the option).



    The Agreements include certain restrictive covenants for the benefit of the Company relating to non-disclosure by the employee of the Company's confidential business information and the Company's right to inventions and technical improvements of the employee.

                              CERTAIN TRANSACTIONS

    Seagate Technology, a Delaware corporation, is a principal stockholder and major customer of the Company. Mr. Waite, a director of the Company, is the Executive Vice President, Chief Administrative Officer and Chief Financial Officer of Seagate Technology. Dr. Hegarty, a director of the Company, is the Executive Vice President and Chief Operating Officer for the Recording Heads division of Seagate Technology. See "Principal and Selling Stockholders."

    In May 1995, the Company sold 60,492 shares of Series B Convertible Preferred Stock for a price of $148.78 per share and a warrant to purchase 19,769 shares of Series B Convertible Preferred Stock (the "Warrant") to Seagate Technology in a private placement. The Warrant is exercisable by Seagate Technology for $223.17 per share during the seven-year period commencing on the warrant issuance date (May 22, 1995). Following the closing of the Offering, the Warrant will become exercisable for 1,186,140 shares of Common Stock at an exercise price of $3.72 per share of Common Stock. See "Description of Capital Stock."

    In connection with such issuance, the Company also entered into a Registration Rights Agreement with Seagate Technology and certain executive officers and stockholders of the Company. Such agreement grants certain demand and piggy-back registration rights to Seagate Technology with respect to shares of Common Stock issuable upon conversion of all outstanding shares of the Series B Convertible Preferred Stock, and also grants certain piggy-back registration rights to certain executive officers and stockholders of the Company. See "Shares Eligible for Future Sale--Registration Rights."

    Nikko Tecno, a Japanese corporation, is a principal stockholder and a distributor of the Company's products in Japan. Mr. Miyanishi, a director of the Company, is the President and Chief Executive Officer of Nikko Tecno. See "Principal and Selling Stockholders." At September 30, 1997, the Company had borrowings of $2.5 million from Nikko Tecno. Of the $2.5 million, the Company had borrowed $1.5 million in November of 1990 and the remaining $1.0 million in December of 1991. These borrowings are evidenced by notes, which are unsecured and require quarterly interest payments calculated at an annual rate of 9%. The principal of the $1.0 million note was paid in October of 1997; the principal of the $1.5 million note is due in November 1998. See Notes to Consolidated Financial Statements.

    In connection with the private placement of Series B Convertible Preferred Stock to Seagate Technology, the Company entered into an Amended and Restated Stockholders' Agreement with Seagate Technology, Nikko Tecno and certain executive officers and stockholders of the Company providing for voting and pre-emptive rights with respect to the acquisition and sale of shares by the Company and certain matters affecting corporate governance. These rights will terminate when the Series A and Series B Convertible Preferred Stock are converted into Common Stock upon the consummation of the Offering.

    Andrew Peskoe, a director of the Company, is a partner in the law firm of Golenbock, Eiseman, Assor & Bell, which has provided legal services to the Company in connection with a variety of business and organizational matters.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of September 30, 1997, giving effect as of that date to the conversion of all shares of the Company's Series A and Series B Convertible Preferred Stock into Common Stock, which will occur upon the closing of the Offering, and to the issuance of shares of Common Stock as a dividend to effect a 3-for-1 split of the Company's Common Stock on October 31, 1997, by (i) each person or entity known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and officers, (iii) the Selling Stockholder and (iv) all directors and executive officers as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                       SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                        OWNED PRIOR TO THE      SHARES TO       OWNED AFTER THE
                                                          OFFERING(1)(2)           BE            OFFERING(1)(2)
                                                     ------------------------  SOLD IN THE  ------------------------
BENEFICIAL OWNER                                       NUMBER       PERCENT     OFFERING      NUMBER       PERCENT
---------------------------------------------------  -----------  -----------  -----------  -----------  -----------
Seagate Technology(3)..............................    4,815,660        47.5%          --     4,815,660        36.7%
  920 Disc Drive
  Scotts Valley, CA 95066-4544
Nikko Tecno(4).....................................    2,112,000        23.6           --     2,112,000        17.7
  P.O. Box 139
  Central Tokyo, Japan
Anne G. Whitman(5).................................    1,836,000        20.5      900,000       936,000         7.8
Christine B. Whitman(5)............................    1,062,000        11.2           --     1,062,000         8.5
Mehrdad M. Moslehi(5)..............................      456,000         5.0           --       456,000         3.7
Christopher J. Mann................................      383,940         4.2           --       383,940         3.1
Emilio O. DiCataldo................................      155,000         1.7           --       155,000         1.3
Richard J. Chicotka................................       80,000       *               --        80,000       *
Robert C. Fink.....................................            0       *               --             0       *
James Geater.......................................       50,475       *               --        50,475       *
Brendan C. Hegarty(6)..............................        2,475       *               --         2,475       *
Victor E. Mann.....................................       26,475       *               --        26,475       *
Seiya Miyanishi(7).................................    2,114,475        23.6           --     2,114,475        17.7
Andrew C. Peskoe(8)................................      197,475         2.2           --       197,475         1.6
Donald L. Waite(9).................................        2,475       *               --         2,475       *
All directors and executive officers as
  a group (12 persons)(10).........................    2,418,790        23.5           --     2,418,790        18.2

------------------------

*   Less than one percent.

(1) The number of shares of Common Stock shown in the table above as beneficially owned includes shares issuable pursuant to options and warrants that may be exercised within 60 days after September 30, 1997. Shares issuable pursuant to such options and warrants are deemed outstanding for computing the percentage of beneficial ownership of the person holding such options and warrants but are not deemed outstanding for computing the percentage of beneficial ownership of any other person.

(2) Includes shares of Common Stock issuable upon exercise of options, as follows: Christine B. Whitman--510,000 shares; Mehrdad M. Moslehi--240,000 shares; Christopher J. Mann--300,000 shares; Emilio O. DiCataldo--155,000 shares; Richard Chicotka--80,000 shares; and Andrew C. Peskoe--75,000 shares.

(3) Includes 3,629,520 shares of Common Stock issuable upon conversion of outstanding shares of Series B Convertible Preferred Stock and 1,186,140 additional shares of Common Stock issuable upon exercise of the Warrant. See "Certain Transactions."

(4) Includes 2,088,000 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock.

(5) The stockholders' address is: c/o CVC, Inc., 525 Lee Road, Rochester, New York, 14606.

(6) Excludes 4,815,660 shares of Common Stock beneficially owned by Seagate Technology. Mr. Hegarty is an executive officer and stockholder of Seagate Technology. Mr. Hegarty disclaims beneficial ownership of the shares of Common Stock owned by Seagate Technology except to the extent of his indirect pecuniary interest therein as a stockholder of Seagate Technology.

(7) Includes 2,112,000 shares of Common Stock beneficially owned by Nikko Tecno of which Mr. Miyanishi is a director, officer and principal stockholder. Mr. Miyanishi disclaims beneficial ownership of the shares of Common Stock owned by Nikko Tecno except to the extent of his indirect pecuniary interest therein as a stockholder of Nikko Tecno. Mr. Miyanishi's address is: c/o Nikko Tecno, P.O. Box 139, Central Tokyo, Japan.

(8) Includes 96,000 shares of Common Stock, and 75,000 additional shares of Common Stock issuable upon exercise of an option, beneficially owned by Julie Peskoe, Mr. Peskoe's wife, as to which Mr. Peskoe disclaims beneficial ownership.

(9) Excludes 4,815,660 shares beneficially owned by Seagate Technology. Mr. Waite is an executive officer and stockholder of Seagate Technology. Mr. Waite disclaims beneficial ownership of the shares of Common Stock owned by Seagate Technology except to the extent of his indirect pecuniary interest therein as a stockholder of Seagate Technology.

(10) Includes 96,000 shares of Common Stock and 75,000 additional shares of Common Stock issuable upon exercise of an option beneficially owned by the wife of a director of CVC and excludes 2,112,000 shares held of record by Nikko Tecno, the ownership of which is attributed to a director of the Company.
                            ------------------------

    Anne G. Whitman is not related to Christine B. Whitman.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED STOCK; ISSUED AND OUTSTANDING SHARES

    Upon the completion of the Offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of new Preferred Stock, par value $0.01 per share.


    As of September 30, 1997, 1,273,890 shares of Common Stock, 1,685 shares of Series A Convertible Preferred Stock and 60,492 shares of Series B Convertible Preferred Stock were outstanding. Simultaneously with the closing of the Offering, the outstanding shares of Series A and Series B Convertible Preferred Stock will automatically be converted into an aggregate of 7,673,520 shares of Common Stock. As of September 30, 1997, an aggregate of 11,489,820 shares of Common Stock were reserved for issuance as follows: 2,630,160 shares upon the exercise of outstanding stock options; 4,044,000 shares upon conversion of Series A Convertible Preferred Stock; 3,629,520 shares upon conversion of Series B Convertible Preferred Stock and 1,186,140 shares upon the exercise of the Warrant.


COMMON STOCK

    Assuming conversion of all outstanding Series A and Series B Convertible Preferred Stock, at September 30, 1997 there were 8,947,410 shares of Common Stock outstanding held by approximately 20 stockholders of record. Holders of Common Stock are entitled to one vote for each share held of record on any matters voted upon by stockholders and do not have any cumulative voting rights. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    Upon the closing of the Offering, the conversion of the outstanding Series A and Series B Convertible Preferred Stock and the filing of a Certificate of Amendment to the Company's Restated Certificate of Incorporation removing the designation of those series, the Company's Restated Certificate of Incorporation will authorize the issuance of up to 5,000,000 shares of new Preferred Stock, and none of those shares will be outstanding or designated into any series. Under the terms of the Restated Certificate of Incorporation, the Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue such shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors.

    The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

    The Company has issued the Warrant to purchase 19,769 shares of Series B Convertible Preferred Stock at an exercise price of $223.17 per share of Series B Convertible Preferred Stock during the seven-year period commencing on the warrant issuance date (May 22, 1995). Upon the consummation of the Offering, the Warrant will become exercisable for 1,186,140 shares of Common Stock at an exercise price of $3.72 per share of Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election); (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder; (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of the majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have 11,947,410 shares of Common Stock outstanding. Of these shares, the 3,900,000 shares of Common Stock sold in the Offering will be freely tradable without restriction under the Securities Act, except that any shares purchased by "affiliates" of the Company ("Affiliates"), as that term is defined in Rule 144 ("Rule 144") under the Securities Act, generally may be sold only in compliance with the limitations of Rule 144 described below.

SALES OF RESTRICTED SECURITIES


    The remaining shares of Common Stock outstanding upon completion of the Offering are deemed "Restricted Shares" under Rule 144. Of the Restricted Shares, up to 1,186,800 shares will be eligible for sale in the public market after the Offering pursuant to Rule 144(k) under the Securities Act; all of these shares are subject to the 180-day Lock-up Agreements described below, but will be eligible for sale in the public market beginning 180 days after the closing of the Offering. An additional 1,784,301 Restricted Shares will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus; 1,482,303 of these shares are subject to the 180-day Lock-up Agreements. Of the remaining Restricted Shares outstanding, 6,665,460 shares will be eligible for resale under Rule 144 commencing 90 days after the date of this Prospectus; 6,662,985 of these shares are subject to the 180-day Lock-up Agreements.


    In general, under Rule 144 as currently in effect, a holder of Restricted Shares who beneficially owns shares that were not acquired from the Company or an Affiliate within the previous two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 119,474 shares immediately after the Offering) or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person who is not deemed an affiliate of the Company at any time during the three months preceding a sale and who beneficially owns shares that were not acquired from the Company or an Affiliate within the previous two years is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

    Any employee, officer or director of or consultant to the Company who received his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which, beginning 90 days after the date of this Prospectus, permit persons, other than Affiliates, to sell their Rule 701 shares without having to comply with the public-information, holding period, volume limitation or notice provisions of Rule 144 and permit Affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding-period restrictions.

OPTIONS


    Upon completion of the Offering, 1,784,301 shares of Common Stock issuable upon exercise of stock options will become eligible for sale in the public market subject to compliance with Rule 701 beginning 90 days after the Offering; 1,482,303 of these shares underlying these options are subject to the 180-day Lock-up Agreements. An additional 1,490,000 shares of Common Stock are available for future grants under the Company's stock option plans.


    The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Company's stock option plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company has agreed with the Underwriters not to file these registration statements earlier than 180 days following the date of this Prospectus, and any such registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, to the extent applicable.

REGISTRATION RIGHTS

    At the time of the Offering, the holders of 8,009,235 shares of Common Stock (the "Registrable Securities") are entitled to certain rights with respect to the registration of such shares under the Securities Act. Those registration rights have been waived with respect to the Offering. Under the terms of an agreement between the Company and the holders of the Registrable Securities, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, those holders are entitled to notice of registration and are entitled to include shares of Registrable Securities in the Offering, provided that the managing underwriters have the right to limit the number of such shares included in the registration. Holders of 3,629,520 Registrable Securities may also require the Company to file a registration statement under the Securities Act at its expense with respect to their Registrable Securities, and the Company is required to use its best efforts to effect that registration, subject to, among other things, the right of the Company not to effect any registration within the earlier of May 22, 1998 or six months following the Offering made hereby. Further, stockholders may require the Company to file additional registration statements on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. All expenses incurred in connection with such registrations must be borne by the Company, other than underwriting discounts and commissions.

EFFECT OF SALES OF SHARES

    No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares for future sale will have on the prevailing market price for the Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives BT Alex. Brown Incorporated, Hambrecht & Quist LLC and PaineWebber Incorporated, have severally agreed to purchase from the Company and the Selling Stockholder the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the front cover of this Prospectus:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------
BT Alex. Brown Incorporated......................................................
Hambrecht & Quist LLC............................................................
PaineWebber Incorporated.........................................................

                                                                                   ----------
  Total..........................................................................   3,900,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will purchase all shares of Common Stock offered hereby, if any such shares are purchased.

    The Company and the Selling Stockholder have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain other dealers at such
price less a concession not in excess of $         per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of
$         per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 585,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent such option is exercised, each of the Underwriters will have a firm commitment, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased shown in the above table bears to 3,900,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,900,000 shares are being offered.

    The Underwriters have reserved up to 150,000 shares of the Common Stock offered hereby for sale at the public offering price to certain employees, consultants and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

    The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company, the Selling Stockholder and all executive officers, directors and certain employees of the Company, and certain stockholders, who in the aggregate will hold approximately 8,044,935 shares of Common Stock, have agreed that for a period of 180 days following the date of this Prospectus, they will not offer, pledge, sell, contract to sell, grant any option to purchase, purchase any option to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock without the prior written consent of BT Alex. Brown Incorporated.

    In connection with the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters also may impose penalty bids, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price was determined through negotiation among the Company, representatives of the Selling Stockholder and the Representatives of the Underwriters. Among the factors considered in such negotiations were the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company, the Selling Stockholder and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Dewey Ballantine LLP, New York, New York and for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated financial statements as of September 30, 1997 and 1996 and for the three years in the period ended September 30, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of thc information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the offices of the Commission in Washington, D.C. 20549, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission.

                                   CVC, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants.....................................................         F-2
Consolidated Balance Sheets...........................................................         F-3
Consolidated Statements of Operations.................................................         F-4
Consolidated Statements of Stockholders' Equity.......................................         F-5
Consolidated Statements of Cash Flows.................................................         F-6
Notes to Consolidated Financial Statements............................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of CVC, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CVC, Inc. (the "Company") and its subsidiary at September 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
    As discussed in Note 8, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other than Pensions," in 1996.

Price Waterhouse LLP

Rochester, New York

October 24, 1997, except as to Note 13, which is as of December 31, 1997

                                   CVC, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                    SEPTEMBER 30,
                                                                                 --------------------   PRO FORMA
(IN THOUSANDS, EXCEPT SHARE DATA)                                                  1996       1997      (NOTE 1)
                                                                                 ---------  ---------  -----------
                                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents....................................................  $     730  $   2,161   $   2,161
  Accounts receivable:
    Trade (includes related party receivables of $2,224 and $3,485 in 1996 and
      1997, respectively) less allowance for doubtful accounts of $92 and $149
      in 1996 and 1997, respectively...........................................      4,882      8,288       8,288
  Inventories..................................................................     16,304     22,360      22,360
  Deferred income taxes........................................................      1,693      1,153       1,153
  Other current assets.........................................................        338        651         651
                                                                                 ---------  ---------  -----------
                                                                                    23,947     34,613      34,613
Property, plant and equipment, net.............................................      7,886      9,130       9,130
Other assets...................................................................          4         90          90
                                                                                 ---------  ---------  -----------
      Total assets.............................................................  $  31,837  $  43,833   $  43,833
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current portion of long-term debt (includes related
    party notes of $1,000 in 1997).............................................  $     894  $   2,295   $   2,295
  Accounts payable.............................................................      5,437      9,993       9,993
  Advances from customers (includes related party advances of $3,817 and $1,691
    in 1996 and 1997, respectively)............................................      5,617      8,652       8,652
  Other current liabilities....................................................      3,183      4,414       4,414
                                                                                 ---------  ---------  -----------
                                                                                    15,131     25,354      25,354
Long-term debt (includes related party notes of $2,500 and $1,500 in 1996 and
  1997, respectively)..........................................................      5,635      5,309       5,309
Deferred income taxes..........................................................      1,483      1,403       1,403
Other liabilities..............................................................        269        339         339
                                                                                 ---------  ---------  -----------
      Total liabilities........................................................     22,518     32,405      32,405
Commitments
Stockholders' equity:
  Preferred stock, $.01 par value per share; 102,500 shares authorized; shares issued and outstanding:
    Series A--1,685 shares in 1996 and 1997 (liquidation preference of
      $1,685,000)..............................................................      1,685      1,685      --
    Series B--60,492 shares in 1996 and 1997 (liquidation preference of
      $9,000,000)..............................................................      8,355      8,355      --
  Common stock, $.01 par value per share; 7,500,000 shares authorized;
    1,102,740 shares issued and outstanding in 1996 and 1,273,890 in 1997......          4          4          89
  Additional paid-in capital...................................................        457        776      10,731
  Unamortized deferred compensation............................................     --           (254)       (254)
  Retained earnings (accumulated deficit)......................................     (1,096)       949         949
  Minimum pension liability....................................................        (86)       (87)        (87)
                                                                                 ---------  ---------  -----------
      Total stockholders' equity...............................................      9,319     11,428      11,428
                                                                                 ---------  ---------  -----------
      Total liabilities and stockholders' equity...............................  $  31,837  $  43,833   $  43,833
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                     YEAR ENDED SEPTEMBER 30,
                                                                                  -------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                               1995       1996       1997
                                                                                  ---------  ---------  ---------

Revenues
  Trade (includes sales to related party of $5,827, $27,795 and $29,244 in 1995,
    1996 and 1997, respectively)................................................  $  18,200  $  48,378  $  62,588
  Contract......................................................................      3,158     --         --
                                                                                  ---------  ---------  ---------
                                                                                     21,358     48,378     62,588
Cost of goods sold
  Trade (includes cost of goods sold to related party of $4,002, $16,162 and
    $17,352 in 1995, 1996 and 1997, respectively)...............................     13,089     33,755     41,286
  Contract......................................................................      2,541     --         --
                                                                                  ---------  ---------  ---------
                                                                                     15,630     33,755     41,286

Gross margin....................................................................      5,728     14,623     21,302
Operating expenses
  Research and development......................................................      1,214      4,346      9,055
  Sales and marketing...........................................................      2,924      4,777      5,613
  General and administrative....................................................      1,447      2,124      2,539
                                                                                  ---------  ---------  ---------
                                                                                      5,585     11,247     17,207
                                                                                  ---------  ---------  ---------
Income from operations..........................................................        143      3,376      4,095
Interest income.................................................................         86        102         11
Interest expense................................................................       (645)      (299)      (604)
                                                                                  ---------  ---------  ---------
Income (loss) before income taxes...............................................       (416)     3,179      3,502
Income taxes (benefit)..........................................................       (546)    --          1,457
                                                                                  ---------  ---------  ---------
Net income......................................................................  $     130  $   3,179  $   2,045
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Pro forma net income per share..................................................  $    0.02  $    0.29  $    0.18
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Weighted average common and common equivalent shares............................      8,693     11,408     12,684
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------


   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 SERIES A PREFERRED STOCK  SERIES B PREFERRED STOCK             COMMON STOCK
                                 ------------------------  ------------------------  -----------------------------------
(IN THOUSANDS, EXCEPT SHARE        NUMBER                    NUMBER                   NUMBER        PAR        PAID-IN
DATA)                             OF SHARES     AMOUNT      OF SHARES     AMOUNT     OF SHARES     VALUE       CAPITAL
-------------------------------  -----------  -----------  -----------  -----------  ---------     -----     -----------

Balance at September 30,
  1994.........................       1,685    $   1,685                               911,940   $       3    $     378

Issuance of common stock.......                                                        190,800           1           79
Issuance of Series B preferred
  stock........................                                60,492    $   8,355
Minimum pension liability......
Net income.....................
                                                                                                        --
                                 -----------  -----------  -----------  -----------  ---------                    -----

Balance at September 30,
  1995.........................       1,685        1,685       60,492        8,355   1,102,740           4          457

Minimum pension liability......
Net income.....................
                                                                                                        --
                                 -----------  -----------  -----------  -----------  ---------                    -----
Balance at September 30,
  1996.........................       1,685        1,685       60,492        8,355   1,102,740           4          457

Issuance of common stock.......                                                        171,150          --           58
Minimum pension liability......
Deferred compensation..........                                                                                     261
Amortization of deferred
  compensation.................
Net income.....................
                                                                                                        --
                                 -----------  -----------  -----------  -----------  ---------                    -----

Balance at September 30,
  1997.........................       1,685    $   1,685       60,492    $   8,355   1,273,890   $       4    $     776
                                                                                                        --
                                                                                                        --
                                 -----------  -----------  -----------  -----------  ---------                    -----
                                 -----------  -----------  -----------  -----------  ---------                    -----


                                                    RETAINED
                                   UNAMORTIZED      EARNINGS        MINIMUM
(IN THOUSANDS, EXCEPT SHARE         DEFERRED      (ACCUMULATED      PENSION
DATA)                             COMPENSATION      DEFICIT)       LIABILITY
-------------------------------  ---------------  -------------  -------------
Balance at September 30,
  1994.........................                     $  (4,405)     $     (23)
Issuance of common stock.......
Issuance of Series B preferred
  stock........................
Minimum pension liability......                                          (19)
Net income.....................                           130

                                       ------     -------------          ---
Balance at September 30,
  1995.........................                        (4,275)           (42)
Minimum pension liability......                                          (44)
Net income.....................                         3,179

                                       ------     -------------          ---
Balance at September 30,
  1996.........................                        (1,096)           (86)
Issuance of common stock.......
Minimum pension liability......                                           (1)
Deferred compensation..........     $    (261)
Amortization of deferred
  compensation.................             7
Net income.....................                         2,045

                                       ------     -------------          ---
Balance at September 30,
  1997.........................     $    (254)      $     949      $     (87)

                                       ------     -------------          ---
                                       ------     -------------          ---

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       YEAR ENDED SEPTEMBER 30,
                                                                                    -------------------------------
(IN THOUSANDS)                                                                        1995       1996       1997
----------------------------------------------------------------------------------  ---------  ---------  ---------
Cash flows from operating activities:
  Net income......................................................................  $     130  $   3,179  $   2,045
Adjustments to reconcile net income to net cash provided (used) by operating activities:
  Depreciation and amortization...................................................        431        937      1,285
  Provision for deferred taxes....................................................       (561)      (452)       460
  Changes in operating assets and liabilities -
    Accounts receivable (including related party).................................     (2,978)      (579)    (3,406)
    Inventories...................................................................     (5,758)    (6,433)    (5,767)
    Other assets..................................................................       (265)       212       (405)
    Accounts payable..............................................................       (823)     3,198      4,556
    Advances from customers (including related party).............................      6,397     (2,585)     3,035
    Other liabilities.............................................................      1,281      1,004      1,300
                                                                                    ---------  ---------  ---------
      Total adjustments...........................................................     (2,276)    (4,698)     1,058
                                                                                    ---------  ---------  ---------
      Net cash provided (used) by operating activities............................     (2,146)    (1,519)     3,103
                                                                                    ---------  ---------  ---------
Cash flows from investing activities:
  Capital expenditures............................................................       (524)    (3,680)    (2,805)
                                                                                    ---------  ---------  ---------
      Net cash used in investing activities.......................................       (524)    (3,680)    (2,805)
                                                                                    ---------  ---------  ---------
Cash flows from financing activities:
  Net proceeds from line of credit................................................     --         --            527
  Proceeds from notes payable (including related party)...........................      1,050     --         --
  Payments on notes payable (including related party).............................     (3,200)    --         --
  Proceeds from long-term debt....................................................     --          3,000      2,000
  Payments on long-term debt and capital lease obligations........................       (458)      (229)    (1,452)
  Proceeds from issuance of common stock and sale of preferred stock..............      8,434     --             58
                                                                                    ---------  ---------  ---------
      Net cash provided by financing activities...................................      5,826      2,771      1,133
                                                                                    ---------  ---------  ---------

Net increase (decrease) in cash and cash equivalents..............................      3,156     (2,428)     1,431
Cash and cash equivalents, beginning of year......................................          2      3,158        730
                                                                                    ---------  ---------  ---------
Cash and cash equivalents, end of year............................................  $   3,158  $     730  $   2,161
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest........................................................................  $     590  $     346  $     542
  Income taxes....................................................................  $       3  $     147  $     782

   The accompanying notes are an integral part of these financial statements.

                                   CVC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES

THE COMPANY

    In 1990, CVC, Inc. (CVC or the Company) acquired CVC Products, Inc. (CVC Products) at which time the Company was incorporated under the laws of the State of Delaware. CVC Products had been originally founded in 1934 in Rochester, New York as the experimental vacuum processing group of Eastman Kodak Company. The Company maintains offices in Rochester, New York, Fremont, California, Dallas, Texas and Minneapolis, Minnesota. Technical support and sales offices are located in Europe and Japan.

    CVC is engaged in the design, development, manufacturing and marketing of thin film fabrication and processing equipment for the data storage and semiconductor industries worldwide. The Company's products are focused on the thin film recording head equipment market and semiconductor integrated circuit market. In particular, the Company designs and manufactures modular, multi-process, single wafer cluster tool deposition systems for commercial production of thin film recording heads and semiconductor integrated circuits.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include its subsidiary, CVC Products, after elimination of all significant intercompany balances and transactions.

UNAUDITED PRO FORMA BALANCE SHEET

    The Company's Series A and Series B Non-Cumulative Convertible Preferred Stock automatically converts into Common Stock concurrent with the closing of an initial public offering (Note 9). Accordingly, the unaudited pro forma balance sheet has been presented on a basis to give effect to the automatic conversion of such stock as of the closing date of the initial public offering which is assumed to have been converted as of September 30, 1997.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at year-end as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially expose the Company to significant concentrations of credit risk consist principally of bank deposits, temporary investments and accounts receivable (including related party receivables--Note
10). Cash is placed primarily in high quality short-term interest bearing financial instruments.

    The Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

                                   CVC, INC.

NOTE 1-- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of the Company's financial instruments, including cash and cash equivalents and accounts receivable approximates their fair value at September 30, 1997 and 1996 as the maturity of these instruments are all short term. Due to differences in the stated interest rates on certain short and long-term debt obligations compared to prevailing rates, the fair value of these instruments does vary from their carrying amounts; however, such differences are immaterial.

REVENUE RECOGNITION


    Revenue from the sale of equipment is recognized upon shipment. A provision for estimated product warranty cost is recorded at the time revenue is recognized. The Company generally warrants its new systems for 15 months from the date of shipment. Such warranties provide that new systems are free from defects in materials and workmanship under normal use. Warranty costs incurred by the Company and the related warranty accrual for each of the three years in the period ended September 30, 1997 are immaterial.


    Amounts received from customers in advance of product shipment are classified as advances from customers. Contract revenue for a research and development program is recognized as services are performed in accordance with such cost-plus-fixed-fee arrangement.

CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid debt instruments with original maturities of three months or less.

INVENTORIES

    Inventories, which include materials, labor and overhead, are recorded at the lower of cost, determined by the first-in, first-out method, or market value. The Company provides inventory reserves for excess, obsolete or slow-moving inventory based on changes in customer demand, technology developments, and other economic factors.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of 3 to 10 years for equipment, furniture and fixtures and 40 years for buildings. Building improvements are depreciated over the shorter of 10 years or the remaining life of the building or the useful life of the improvement. Maintenance and repairs are expensed as incurred. Improvements which extend the useful life of property, plant and equipment are capitalized. Upon retirement or disposal of an asset, the asset and the related accumulated depreciation are eliminated from the accounts with gains and losses recorded in the statement of operations.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

                                   CVC, INC.

NOTE 1-- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    The Company accounts for income taxes using the asset and liability approach which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities.

    This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and net operating loss and tax credit carryforwards.

CHANGE IN ACCOUNTING ESTIMATE

    Effective October 1, 1995, the Company decreased the estimated service lives of certain depreciable assets. The Company believes that the revised lives more accurately reflect the estimated period of benefit of such assets. The change resulted in a decrease in pre-tax income of $191,000 for the year ended September 30, 1996.

NEW ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which established standards for computing and presenting earnings per share. The new standard replaces the presentation of primary earnings per share prescribed by Accounting Principles Board Opinion (APB) No. 15, "Earnings per Share," with a presentation of basic earnings per share and also requires dual presentation of basic and diluted earnings per share on the face of the statement of operations for all entities with complex capital structures. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed similarly to fully diluted earnings per share pursuant to APB 15. The Company will be required to implement SFAS 128 in the first quarter of fiscal 1998 and to restate all prior periods. The Company believes that adoption of SFAS 128 will not have a significant impact on its earnings per share disclosures.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company will implement SFAS 130 and SFAS 131 as required in fiscal 1999, which will require the Company to report and display certain information related to comprehensive income and operating segments, respectively. Adoption of SFAS 130 and SFAS 131 will not impact the Company's financial position or results of operations.

PRO FORMA EARNINGS PER SHARE

    Pro forma earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of stock options, stock warrants and non-cumulative convertible preferred stock as computed using the modified treasury stock method, based upon the midpoint of the estimated initial public offering price of $13.00. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin, common and common equivalent shares issued by the Company during the twelve month period prior to the initial filing of the

                                   CVC, INC.

NOTE 1-- NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT
       ACCOUNTING POLICIES (CONTINUED)

registration statement relating to the initial public offering through the effective date, have been included in the computation using the treasury stock method, as if they were outstanding for all periods prior to the initial public offering.


RECLASSIFICATIONS

    Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2--INVENTORIES

                                                                                                1996       1997
                                                                                              ---------  ---------
Component parts.............................................................................  $  10,962  $  14,954
Work-in-process.............................................................................      4,838      5,879
Finished goods..............................................................................        954      1,812
                                                                                              ---------  ---------
                                                                                                 16,754     22,645
    Less-Reserve for obsolescence...........................................................       (450)      (285)
                                                                                              ---------  ---------
                                                                                              $  16,304  $  22,360
                                                                                              ---------  ---------
                                                                                              ---------  ---------

NOTE 3--PROPERTY, PLANT AND EQUIPMENT

                                                                                                 1996       1997
                                                                                               ---------  ---------
Land.........................................................................................  $     625  $     625
Buildings and improvements...................................................................      3,924      4,490
Machinery and equipment......................................................................      5,140      6,862
                                                                                               ---------  ---------
                                                                                                   9,689     11,977
    Less-Accumulated depreciation............................................................     (1,803)    (2,847)
                                                                                               ---------  ---------
                                                                                               $   7,886  $   9,130
                                                                                               ---------  ---------
                                                                                               ---------  ---------

    Fixed assets include $2,326,000 and $2,220,000 of buildings and equipment held under capital lease agreements at September 30, 1996 and 1997, respectively. Related accumulated amortization at September 30, 1996 and 1997 was $339,000 and $347,000, respectively.

    Total depreciation and amortization expense on fixed assets was $219,000, $727,000 and $1,215,000 in 1995, 1996 and 1997, respectively. Total depreciation expense on assets under capital leases was $68,000, $83,000 and $56,000 in 1995, 1996 and 1997, respectively.

                                   CVC, INC.

NOTE 4--OTHER CURRENT LIABILITIES

                                                                                                   1996       1997
                                                                                                 ---------  ---------
Accrued payroll and benefits...................................................................  $   1,133  $   1,176
Other current liabilities......................................................................      2,050      3,238
                                                                                                 ---------  ---------
                                                                                                 $   3,183  $   4,414
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

NOTE 5--NOTES PAYABLE AND LONG-TERM DEBT

    In August 1974, the Company entered into an agreement with a local government agency under which the agency's bond proceeds of $2,400,000 were used to purchase land and construct an operating facility for lease to the Company. The industrial revenue bond obligation requires monthly payments of principal and interest at 8% of approximately $19,000. In September 1997, the Company paid off the remaining principal of the industrial revenue bond with the proceeds of a new mortgage credit facility with a principal of $2,000,000. The lease term extends to December 31, 2007, at which time title to the property passes, upon payment of nominal consideration by the Company, to CVC. The new mortgage credit facility requires monthly payments of approximately $16,000 through October 1, 2007, calculated based upon an amortization period of twenty years. In addition, on October 1, 2007, the Company will pay a final installment equal to the outstanding principal and interest on the credit facility based upon the actual term of this facility which is ten years. The interest rate on $500,000 of the mortgage credit facility is 5.29% until October 1, 1999, after which the rate increases to 8.29% through September 30, 2002, consistent with the interest rate on $1,500,000 of the credit facility. Beginning October 1, 2002, the Company will elect to pay interest on the remaining principal at the then prime rate plus one-half percent, or a rate equal to 225 basis points above the yield on U.S. Treasury Bonds. The obligation is secured by certain land and buildings with a net book value of $2,498,000 at September 30, 1997.

    In December 1990, the Company borrowed $254,000 from former stockholders of CVC Products, Inc. The obligation requires annual interest payments at 9% through December 1997.

    In November 1990, the Company borrowed $1,500,000 from a company whose president is a director and shareholder of the Company. In December 1991, the Company borrowed an additional $1,000,000 from this company. The borrowings are evidenced by notes, which are unsecured and require quarterly interest payments at an annual rate of 9%. In August 1997, the Company renegotiated the $1,500,000 note and extended the term to November 1998. The $1,000,000 note is due in November 1997, however, the Company repaid this note in October 1997. Interest expense on these notes totaled approximately $225,000 in 1995, 1996 and 1997.

    In September 1996, the Company borrowed $3,000,000 from a commercial bank. The five year term loan requires monthly payments of principal and interest at prime plus 1/2% through October 1, 2001. The obligation is secured by certain equipment and capital assets with a net book value of $2,450,000 at September 30, 1997.

    The term loan contains financial covenants requiring the Company to maintain certain debt to equity, capital, and current ratios, as well as certain customer order, income, and operating cash flow levels. The agreement also imposes limitations on the incurrence of additional debt. The Company is in compliance with all covenants at September 30, 1997.

                                   CVC, INC.

NOTE 5--NOTES PAYABLE AND LONG-TERM DEBT (CONTINUED)
    In connection with this term loan, the Company entered into an interest rate cap contract in October 1996 to hedge the risk associated with rising interest rates and capping the rate on this loan at 10 1/2%. The cost of the contract was $29,000, which is being amortized over the term of the loan.

    Bank lines of credit at September 30, 1997 aggregated $10,000,000. Borrowings under the agreements are at an interest rate of prime plus 1/2%. There was $527,000 outstanding under the lines of credit at September 30, 1997.

    A summary of the notes payable and long-term debt outstanding is as follows:

                                                                                                   1996       1997
                                                                                                 ---------  ---------
Term loan......................................................................................  $   3,000  $   2,450
Notes payable due former stockholders..........................................................        254        127
Notes payable due related party................................................................      2,500      2,500
Mortgage credit facility.......................................................................        775      2,000
Borrowings on line of credit...................................................................     --            527
                                                                                                 ---------  ---------
                                                                                                     6,529      7,604
    Less--Current portion......................................................................        894      2,295
                                                                                                 ---------  ---------
                                                                                                 $   5,635  $   5,309
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    The aggregate maturities for debt over the next five years and thereafter are as follows: 1998-- $2,295,000, 1999--$2,148,000, 2000--$652,000,
2001--$656,000 and 2002 and thereafter--$1,853,000.

NOTE 6--INCOME TAXES

    The components of income taxes (benefit) are as follows:

                                                                                         1995       1996       1997
                                                                                       ---------  ---------  ---------
Current:
  Federal............................................................................     --      $     145  $     604
  State..............................................................................  $      15        307        392
                                                                                       ---------  ---------  ---------
                                                                                              15        452        996
Deferred:
  Federal............................................................................       (874)      (145)       475
  State..............................................................................       (129)      (307)       (14)
                                                                                       ---------  ---------  ---------
                                                                                          (1,003)      (452)       461
                                                                                       ---------  ---------  ---------
Benefit of acquired loss carryforwards used to reduce goodwill.......................        442     --         --
                                                                                       ---------  ---------  ---------
                                                                                       $    (546)    --      $   1,457
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                                   CVC, INC.

NOTE 6--INCOME TAXES (CONTINUED)
    The significant components of deferred tax assets and liabilities are as follows:

                                                                                                  1996       1997
                                                                                                ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards............................................................  $   1,382  $     228
  Inventories.................................................................................        230        266
  State and federal tax credits...............................................................        176        100
  Allowance for doubtful accounts.............................................................         37         59
  Accrued compensation and benefits...........................................................        117        182
  Other accruals..............................................................................        188        707
                                                                                                ---------  ---------
                                                                                                    2,130      1,542
                                                                                                ---------  ---------
Deferred tax liabilities:
  Unamortized inventory accounting change.....................................................     (1,008)      (805)
  Property, plant and equipment...............................................................       (757)      (832)
                                                                                                ---------  ---------
                                                                                                   (1,765)    (1,637)
                                                                                                ---------  ---------
Deferred tax asset valuation allowance........................................................       (155)      (155)
                                                                                                ---------  ---------
Net deferred tax asset (liability)............................................................  $     210  $    (250)
                                                                                                ---------  ---------
                                                                                                ---------  ---------

    The differences between income taxes (benefit) at the U.S. statutory rate and the effective rate are summarized as follows:

                                                                                          1995       1996       1997
                                                                                        ---------  ---------  ---------
Provision (benefit) at federal statutory rate.........................................  $    (141) $   1,081  $   1,191
State taxes, net of federal benefit...................................................        (11)       228        213
Meals and entertainment...............................................................         22         31         53
Recognition of loss carryforwards.....................................................       (433)    (1,459)    --
Other.................................................................................         17        119     --
                                                                                        ---------  ---------  ---------
                                                                                        $    (546)    --      $   1,457
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

    During 1996, the valuation allowance, which relates to net operating loss carryforwards and state investment tax credits, was reduced by $1,459,000. During 1995, the valuation allowance was reduced by $875,000. This recognition of the net operating loss was accounted for as a reduction of the remaining $442,000 of goodwill recorded on the acquisition of CVC Products by CVC and a reduction of income tax expense of $433,000.

    The net operating tax loss carryforwards of approximately $570,000 expire at various times through 2010. Their use is limited to approximately $135,000 per year; however, the annual limitation may be increased by any unused amount from the prior year.

                                   CVC, INC.

NOTE 7--EMPLOYEE BENEFIT PLANS

    The Company maintains a 401(k) profit sharing plan covering substantially all employees who meet certain age and length of service requirements. The Company contributes a percentage of the amount of salary deferral contributions made by each participating employee. Any additional contributions by the Company are discretionary. The amounts charged to expense related to this plan were approximately $34,000, $80,000 and $92,000 in 1995, 1996 and 1997, respectively.

    The Company had a noncontributory defined benefit pension plan. The Company froze this plan effective September 30, 1991 at which time all benefits became fully vested. Benefits were based on historical compensation levels and years of service. The Company's funding policy is to contribute annually an amount, based on actuarial computations, which would satisfy the Internal Revenue Service's funding standards.

    Net pension expense includes the following components:

                                                                           1995       1996       1997
                                                                         ---------  ---------  ---------
Service cost...........................................................  $      10  $      10  $       9
Interest cost on projected benefit obligation..........................        146        148        147
Actual return on plan assets...........................................       (143)      (144)      (193)
Net amortization and deferral..........................................        (10)        (6)        42
                                                                               ---        ---        ---
Net pension expense....................................................  $       3  $       8  $       5
                                                                               ---        ---        ---
                                                                               ---        ---        ---

    The funded status of the Plan was as follows:

                                                                               1996       1997
                                                                             ---------  ---------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation...........................................  $   2,071  $   2,059
                                                                             ---------  ---------
Projected benefit obligation...............................................      2,024      2,002
Plan assets at fair value..................................................      1,901      1,936
                                                                             ---------  ---------
Projected benefit obligation in excess of plan assets......................       (123)       (66)
Unrecognized net loss......................................................        (19)       (21)
Unrecognized net transition asset..........................................         77         68
Minimum pension liability..................................................       (143)      (145)
                                                                             ---------  ---------
Accrued pension liability..................................................  $    (170) $    (122)
                                                                             ---------  ---------
                                                                             ---------  ---------

    The projected benefit obligation at September 30, 1996 and 1997 was determined using a discount rate of 7.5%. The expected long-term rate of return on plan assets was 8.5% in 1996 and 1997. Plan assets are maintained in group annuity contracts with an insurance company.

    The unamortized transition asset is being amortized over the remaining service lives of the participants which approximates seven years.

    The Company has recorded an additional minimum pension liability representing the excess of the unfunded accumulated benefit obligation over plan assets. The additional minimum liability was charged to stockholders' equity, net of income taxes.

                                   CVC, INC.

NOTE 8--POSTRETIREMENT HEALTH CARE BENEFITS

    The Company provides health care benefits to all retirees and life insurance benefits to retired hourly employees. The Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of October 1, 1995. As permitted under SFAS No. 106, the Company has elected to amortize the unfunded accrued postretirement benefit obligation at adoption over a 20-year period.

    Details of costs for retiree benefits are as follows:

                                                                                  1996       1997
                                                                                ---------  ---------
Service cost for benefits earned..............................................  $      31  $      68
Interest cost on benefit obligation...........................................         81         82
Amortization..................................................................         56         56
                                                                                ---------  ---------
Retiree health care cost......................................................  $     168  $     206
                                                                                ---------  ---------
                                                                                ---------  ---------

    An analysis of amounts shown in the consolidated balance sheet is as follows:

                                                                               1996       1997
                                                                             ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees.................................................................  $     879  $     852
  Active participants......................................................        272        346
                                                                             ---------  ---------
                                                                                 1,151      1,198
Unrecognized net gain......................................................     --             18
Unrecognized transition obligation.........................................     (1,055)    (1,000)
                                                                             ---------  ---------
Retirement benefit liability...............................................  $      96  $     216
                                                                             ---------  ---------
                                                                             ---------  ---------

    The funding policy for retiree health care and life insurance benefits is generally to pay covered expenses as they are incurred.

    The actuarial calculation assumes a health care average inflation assumption of 6.1% in 1997 and grades down uniformly to 4% in 2004 and remains level thereafter. The health care cost trend rate has an effect on the amounts reported. Increasing the health care inflation rate by 1% would increase the September 30, 1997 accumulated postretirement benefit obligation by $150,000, and the 1997 net postretirement health care cost by $34,000. The weighted average rate of compensation increase and discount rate used in determining the accumulated postretirement benefit obligation was 3% and 7.5%, respectively.

NOTE 9--STOCKHOLDERS' EQUITY

    In 1990, the Company issued 1,685 shares of 8% Series A Non-Cumulative Convertible Preferred Stock (Series A Preferred Stock). The Series A Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 2,400 shares of common stock for each share of Series A Preferred Stock. The liquidation preference of each share of Series A Preferred Stock is $1,000 and all declared but unpaid dividends. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series A Preferred Stock will be automatically

                                   CVC, INC.

NOTE 9--STOCKHOLDERS' EQUITY (CONTINUED) converted to 4,044,000 shares of common stock upon the closing of an initial public offering with a net price per share in excess of $8.33 and aggregate gross proceeds of $10,000,000.

    In May 1995, the Company issued 60,492 shares of Series B Non-Cumulative Convertible Preferred Stock (Series B Preferred Stock). The Series B Preferred Stock is convertible at any time at the option of the holder into common stock at the rate of 60 shares of common stock for each share of Series B Preferred Stock. Preferred voting rights are one vote for each share of common stock into which the preferred shares may be converted. The Series B Preferred Stock will be automatically converted to 3,629,520 shares of common stock upon the closing of an initial public offering with a net price per share in excess of $8.33 and aggregate gross proceeds of $10,000,000.

    In connection with the issuance of Series B Preferred Stock, the holder was granted a seven-year warrant to purchase 19,769 shares of Series B Preferred Stock at an exercise price of $223.17 per share of Series B Preferred Stock. Expenses directly associated with this issuance of approximately $645,000 were netted against proceeds. The liquidation preference of each share of Series B Preferred Stock is $148.78 and all declared but unpaid dividends. Upon the automatic conversion of the Company's then outstanding shares of Series B Preferred Stock coincident to the closing of an initial public offering, the Company will execute a new warrant to the holder, with terms similar to the original Series B warrant, to purchase 1,186,140 shares of the Company's Common Stock at an exercise price of $3.72 per share in lieu of Series B Preferred Stock.

    On October 14, 1997, the Company filed a Certificate of Amendment to the Certificate of Incorporation which increased total authorized common stock to 50,000,000 shares, $.01 par value.

    The Company grants options to key employees to purchase its common stock, generally at fair market value as of the date of grant, based upon valuations obtained contemporaneously from an independent appraiser. Such valuations have been obtained by the Company, primarily on a quarterly basis, since June 30, 1995. The Company recognizes compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," which requires compensation cost to be recognized based on the fair market value of options on the grant date. Options vest over a 3 to 5 year period and expire after 10 years from the date of grant.


    During fiscal 1997, approximately 305,000 options were granted to employees at an amount which was less than the fair market value as of the grant date. Accordingly, the Company recorded unamortized deferred compensation expense for such options which vest over a 3-to-5 year period. Compensation expense will be amortized over the vesting period and unamortized compensation expense has been recorded as a reduction in stockholders' equity. Of the 305,000 options granted, 257,000 had an exercise price of $3.82 per share and 48,000 had an exercise price of $2.00 per share.

                                   CVC, INC.

NOTE 9--STOCKHOLDERS' EQUITY (CONTINUED)
    Stock option activity is as follows:

                                                                   NUMBER OF     PRICE PER
                                                                     SHARES        SHARE
                                                                   ----------  --------------
Outstanding at September 30, 1995................................   2,162,760  $  .42 - $2.12
    Granted......................................................     291,300  $    2.69
    Canceled.....................................................      76,500  $  .42 - $2.69
                                                                   ----------
Outstanding at September 30, 1996................................   2,377,560  $  .42 - $2.69
    Granted......................................................     609,900  $ 2.00 - $3.82
    Canceled.....................................................     177,000  $  .42 - $3.23
    Exercised....................................................     180,300  $  .42 - $2.69
                                                                   ----------
Outstanding at September 30, 1997................................   2,630,160  $  .42 - $3.82

    At September 30, 1997, options for 1,929,360 shares were exercisable and 420,300 shares were available for grant.

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This new standard encourages, but does not require, recognition of compensation expense based on a fair value method of accounting for stock options. The standard requires additional disclosure if the fair value method materially differs from that calculated under APB Opinion No. 25. The Company has elected to continue to account for its employee stock plans in accordance with the provisions of APB Opinion No. 25 based on the fair market value of options at the grant date. The Company has not disclosed pro forma information under SFAS No. 123 as the effect of this pronouncement prior to the initial public offering of the Company's common stock is not significant.

    In October 1997, the Board of Directors and stockholders approved a new stock option plan, the 1997 Stock Option Plan (the "Plan"), under which options may be granted to employees of the Company. The Plan permits the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, and nonqualified stock options, which do not so qualify. The Company has authorized and reserved 1,250,000 shares of common stock for issuance under the Plan. The Board of Directors and Stockholders have also approved in October 1997, the Nonemployee Directors' Stock Option Plan, under which options for 10,000 shares of common stock are granted to each nonemployee director upon commencement of service on the Board, and options for 3,000 shares of common stock are granted to each nonemployee director on March 31 of each year of continued service on the Board. The Company has authorized and reserved 250,000 shares of common stock for issuance under such plan.

NOTE 10--TRANSACTIONS WITH RELATED PARTIES

    At September 30, 1996 and 1997, the Company had borrowings of $2,500,000 from a company whose president is a director and shareholder of the Company (Note 5). In addition to these borrowings, the Company borrowed and subsequently repaid approximately $1,000,000 at 9% from this company during 1995. In August 1997, the Company renegotiated $1,500,000 of these borrowings and extended the term to November 1998. In October 1997, the Company repaid $1,000,000 of the aggregate $2,500,000 borrowings. Borrowings from this related party are reported as such in the balance sheets.

    Seagate Technology (Seagate), which provides products for storing, managing and accessing digital information on computers and data communications systems, is the Company's largest customer (Note 11)

                                   CVC, INC.

NOTE 10--TRANSACTIONS WITH RELATED PARTIES (CONTINUED) and a significant stockholder. In 1995, the Company sold 60,492 shares of its Series B Preferred Stock to Seagate, a previously unrelated party (Note 9). Revenues, cost of goods sold, accounts receivable and customer advances associated with transactions between the Company and Seagate are reported as related party in the statements of operations and balance sheets. Management believes the selling prices and sales terms of such transactions are substantially consistent with those for unrelated third parties.

NOTE 11--SIGNIFICANT CUSTOMERS AND GEOGRAPHIC INFORMATION

    For the year ended September 30, 1995, sales to the Company's three largest customers comprised 27%, 15% and 15% of revenues, respectively. For the year ended September 30, 1996 sales to the Company's two largest customers comprised 57% and 13% of revenues, respectively. For the year ended September 30, 1997 sales to the Company's two largest customers comprised 47% and 11% of revenues, respectively.

    Export sales to customers (including related party sales) outside the United States represent 13%, 19% and 31% of the Company's revenues for the years ended September 30, 1995, 1996 and 1997, respectively. These export sales were made to the following geographic regions:

                                            EUROPE     ASIA-PACIFIC     CANADA        TOTAL
                                         ------------  -------------  ----------  -------------
1995...................................  $    890,000  $   1,775,000  $   19,000  $   2,684,000
1996...................................     6,238,000      3,013,000      33,000      9,284,000
1997...................................     5,746,000     13,209,000     507,000     19,462,000

NOTE 12--COMMITMENTS

    The Company leases various equipment and facilities under operating lease agreements. Rental expense under operating lease agreements was approximately $99,000, $237,000 and $289,000 in 1995, 1996 and 1997, respectively. The future minimum lease payments under non-cancelable lease agreements are $298,000 in 1998, $258,000 in 1999, $207,000 in 2000, $76,000 in 2001 and $12,000 in 2002.


NOTE 13--SUBSEQUENT EVENTS



    On October 14, 1997 the Company declared a 3-for-1 stock split in the form of a stock dividend to stockholders of record at the close of business on October 31, 1997. This increased the number of common shares outstanding by 849,260. All references in the consolidated financial statements referring to share prices, conversion rates, per share amounts, stock option plans and common shares issued and outstanding have been adjusted retroactively for the 3-for-1 stock split.



    The Company granted 296,000 options to employees in the period October 1-December 31, 1997. Accordingly, the Company has reflected the options as common equivalent shares outstanding and for purposes of computing earnings per share, included the options in such calculation using the treasury stock method, as if they were outstanding for all periods presented in accordance with the SEC Staff Accounting Bulletin. A total of 240,000 of such options were granted on October 1 with an exercise price of $3.82 per share which was less than the fair market value of the Company's common stock on such date. Consequently, the Company will record total compensation expense of approximately $163,000 amortized over a 3 year vesting period, beginning in fiscal 1998. A total of 56,000 options were granted to employees during

                                   CVC, INC.

NOTE 13--SUBSEQUENT EVENTS (CONTINUED)


the period November 19 through December 31, 1997 with an exercise price of $8.00 per share, representing the fair market value of the Company's common stock on such date, and a vesting period of 5 years.



    In addition to the above, approximately 296,000 options were exercised and 98,000 options were canceled during the period October 1 through December 31, 1997. No adjustments to the consolidated financial statements for this activity have been made as these options were outstanding as of September 30, 1997 and have appropriately been reflected in earnings per share and share data within the consolidated financial statements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                  ---------
Prospectus Summary..............................          3
Risk Factors....................................          6
The Company.....................................         14
Use of Proceeds.................................         14
Dividend Policy.................................         14
Capitalization..................................         15
Dilution........................................         16
Selected Consolidated Financial Data............         17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         18
Business........................................         25
Management......................................         38
Certain Transactions............................         46
Principal and Selling
  Stockholders..................................         47
Description of Capital Stock....................         49
Shares Eligible for Future Sale.................         51
Underwriting....................................         53
Legal Matters...................................         54
Experts.........................................         54
Additional Information..........................         54
Index to Consolidated Financial
  Statements....................................        F-1


                                 --------------


    UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                3,900,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 --------------
                                   PROSPECTUS
                                 --------------

                                 BT ALEX. BROWN
                               HAMBRECHT & QUIST
                            PAINEWEBBER INCORPORATED


                                        , 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the Common Stock offered hereby, other than underwriting discounts and commissions:

Registration Fee--Securities and Exchange Commission..............  $  19,027
NASD Filing Fee...................................................     50,000
Blue Sky fees and expenses........................................     10,000
Accountants' fees and expenses....................................    160,000
Legal fees and expenses...........................................    200,000
Printing and engraving expenses...................................    120,000
Transfer agent and registrar fees.................................     10,000
Miscellaneous.....................................................    180,973
                                                                    ---------
    Total.........................................................  $ 750,000
                                                                    ---------
                                                                    ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against any expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

    Section 102(b)(7) of the DGCL provides that a corporation in its original certificate of incorporation or an amendment thereto validly approved by stockholders may eliminate or limit personal liability of members of its board of directors or governing body for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to action good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty. The Company's Restated Certificate of Incorporation contains such a provision.

    The Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify officers and directors and, to the extent permitted by the Board of Directors, employees and agents of the Company, to the full extent permitted by and in the manner permissible under the laws of the State of Delaware. In addition, the By-Laws permit the Board of Directors to authorize the Company to purchase and maintain insurance against any liability asserted against any director, officer, employee or agent of the Company arising out of his capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    During the past three years, the Registrant has issued securities to a limited number of persons, as described below. No underwriter or underwriting discounts or commissions were involved. There was no public offering in such transaction and the Company believes that such transaction was exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 4(2) thereof based on the private nature of the transactions and the sophistication of the purchasers, all of whom had access to information concerning the Registrant and acquired the securities for investment and not with a view to the distribution thereof.

    In May 1995, the Company issued and sold 60,492 shares of Series B Convertible Preferred Stock to Seagate Technology, Inc. for a price of $148.78 per share. Upon completion of the Offering, these shares are convertible into 3,629,520 shares of such Common Stock. The Company also sold to Seagate Technology a warrant to purchase 19,769 shares of Series B Convertible Preferred Stock at an exercise price of $223.17 per share of Series B Convertible Preferred Stock during the seven-year period commencing on the warrant issuance date (May 22, 1995). Upon consummation of the Offering, such warrant will become exercisable for 1,186,140 shares of Common Stock at an exercise price of $3.72 per share of Common Stock. See "Certain Transactions" and "Description of Capital Stock."

    The following figures give effect to a 20-1 stock split in December 1995 and a 3-1 stock split in October 1997.

    On October 18, 1994, Victor Mann purchased 24,000 shares of Common Stock for $10,000.

    On November 29, 1994, Lino Velo purchased 28,800 shares of Common Stock for $12,000.

    On December 5, 1994, Phillip Chapados purchased 24,000 shares of Common Stock for $12,500.

    On December 5, 1994, Yong Jin Lee purchased 30,000 shares of Common Stock for $10,000.

    On December 7, 1994, Thomas Omstead purchased 12,000 shares of Common Stock for $5,000.

    On December 30, 1994, Mehrdad Moslehi, Senior Vice President and Chief Technical Officer, purchased 48,000 shares of Common Stock for $20,000.

    During the fiscal year ended September 30, 1995, the Company granted options to acquire an aggregate of 414,000 shares of Common Stock at exercise prices ranging from $0.42 to $2.12. During this period, options to acquire an aggregate of 120,000 shares of Common Stock at an exercise price of $0.42 were cancelled.

    During the fiscal year ended September 30, 1996, the Company granted options to acquire an aggregate of 291,300 shares of Common Stock at an exercise price of $2.69 to various directors, officers, employees and/or consultants. During this period, options to acquire an aggregate of 76,500 shares of Common Stock at exercise prices ranging from $0.42 to $2.69 were cancelled.

    On March 18, 1997, Mehrdad Moslehi, Senior Vice President and Chief Technical Officer, purchased 30,000 shares of Common Stock for $12,500.

    On March 18, 1997, Patrick Borrelli purchased 300 shares of Common Stock for $808.

    On April 1, 1997, the Company issued 14,850 shares of Common Stock to various non-employee directors as payment of their annual retainer.

    On June 6, 1997, Mehrdad Moslehi, Senior Vice President and Chief Technical Officer, purchased 90,000 shares of Common Stock for $37,500.

    On August 11, 1997, Yong Jin Lee purchased 30,000 shares of Common Stock for $12,500.

    On September 15, 1997, Cecil Davis purchased 30,000 shares of Common Stock for $25,000.

    During the fiscal year ended September 30, 1997, the Company granted options to acquire an aggregate of 609,900 shares of Common Stock at exercise prices ranging from $2.00 to $3.82 to various directors, officers, employees and/or consultants; during the same period, options to acquire an aggregate of 177,000 shares of Common Stock at exercise prices ranging from $0.42 to $3.23 were cancelled and options to acquire an aggregate of 180,300 shares of Common Stock at exercise prices ranging from $0.42 to $2.69 were exercised.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


      1.1  -- Underwriting Agreement*

      3.1  -- Restated Certificate of Incorporation of the Registrant**

      3.2  -- Restated By-Laws of the Registrant**

      4.1  -- Specimen Certificate for Common Stock of the Registrant*

      5.1  -- Opinion of Dewey Ballantine LLP*

     10.1  -- 1997 Stock Option Plan+

     10.3  -- Nonemployee Directors' Stock Option Plan+

     10.4  -- Form of Employment Agreement+

     10.5  -- Union Agreement, dated August 25, 1995, between the Registrant and Local 342,
             International Union of Electronic, Electrical, Salaried, Machine & Furniture
             Workers**

     10.6  -- Securities Purchase Agreement, dated May 22, 1995, between the Registrant and
           Seagate Technology, Inc.**

     10.7  -- Registration Rights Agreement, dated May 22, 1995, among the Registrant, Seagate
             Technology, Inc. and certain stockholders of the Registrant**

     10.8  -- Series B Preferred Stock Purchase Warrant, dated May 22, 1995, between the
           Registrant and Seagate Technology, Inc.**

     10.9  -- U.S. $1,000,000 Subordinated Promissory Note, dated November 14, 1990, between the
             Registrant and Nikko Tecno Co., Inc.**

    10.10  -- U.S. $500,000 Subordinated Promissory Note, dated November 14, 1990, between the
             Registrant and Nikko Tecno Co., Inc.**

    10.11  -- Letter extending repayment of U.S. $1,000,000 and U.S. $500,000 Subordinated
           Promissory Notes, dated August 18, 1997, by Nikko Tecno Co., Inc.**

    10.12  -- Mortgage Note, dated September 29, 1997, between Registrant and M&T Real Estate,
             Inc.**

    10.13  -- Mortgage, dated September 29, 1997, between Registrant and M&T Real Estate, Inc.**

    10.14  -- Continuing Guaranty, dated September 29, 1997, between Registrant and M&T Real
           Estate, Inc.**

    10.15  -- General Assignment of Rights, dated September 29, 1997, between Registrant and M&T
             Real Estate, Inc.**

    10.16  -- Amendment No. 1 to General Security Agreement, dated September 29, 1997, by and among the Registrant, M&T Trust Company and M&T Real Estate, Inc.**

    10.17  -- Amended and Restated Lease Agreement, dated September 29, 1997, between Registrant and M&T Real Estate, Inc.**

    10.18  -- Bill of Sale, dated September 29, 1997, executed by Registrant**

    10.19  -- Lease Agreement, dated October 19, 1995, between Registrant and SCI Limited
             Partnership - I**

    10.20  -- $3,000,000 Term Loan Note Agreement, dated September 30, 1996, by Registrant and
           M&T Company**

10    .21  -- Letter of Credit Reimbursement Agreement**

    10.22  -- Continuing Guaranty of CVC Holdings, dated September 30, 1996, by Registrant**

    10.23  -- Continuing Guaranty of CVC Products, dated February 2, 1996, by Registrant**

    10.24  -- General Security Agreement of CVC Products, dated September 30, 1996, by
             Registrant**

    10.25  -- General Security Agreement of CVC Holdings, dated September 30, 1996, by
             Registrant**

    10.26  -- U.S. $1,000,000 subordinated Promissary Note, dated December 20, 1991, between the
             Registrant and Nikko Tecno Co., Inc.**

    10.27  -- Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Christine B. Whitman+

    10.28  -- Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Giovanni Nocerino+

    10.29  -- Employment Agreement, dated as of December 15, 1997, between the Registrant and
           Emilio O. Dicataldo+

    10.30  -- Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Mehrdad M. Moslehi+

    10.31  -- Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Christopher J. Mann+

    10.32  -- Employment Agreement, dated as of December 15, 1997, between the Registrant and
             Richard J. Chicotka+

     11.0  -- Computation of Earnings Per Share**

     21.1  -- List of Subsidiary**

     23.1  -- Consent of Price Waterhouse LLP+

     23.3  -- Consent of Dewey Ballantine LLP (contained in Exhibit 5.1)

     24.1  -- Power of Attorney (included on page II-5)**

     27.1  -- Financial Data Schedule**


------------------------

*   To be filed by amendment.

**  Previously filed

+   Filed herewith

    (b) Consolidated Financial Statement Schedules

    All schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on January 16, 1998.


                                CVC, INC.

                                By:  /s/ CHRISTINE B. WHITMAN
                                     -----------------------------------------
                                     Christine B. Whitman
                                     Chairman of the Board, President
                                     and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons on January 16, 1998 in the capacities indicated:



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                Chairman of the Board,        January 16, 1998
   /s/ CHRISTINE B. WHITMAN     Chief Executive Officer and
------------------------------  President (principal
     Christine B. Whitman       executive officer)

                                Senior Vice President and     January 16, 1998
   /s/ EMILIO O. DICATALDO      Chief Financial Officer
------------------------------  (principal accounting and
     Emilio O. DiCataldo        financial officer)

      /s/ ROBERT C. FINK        Director                      January 16, 1998
------------------------------
        Robert C. Fink

      /s/ JAMES GEATER*         Director                      January 16, 1998
------------------------------
         James Geater

   /s/ BRENDAN C. HEGARTY*      Director                      January 16, 1998
------------------------------
      Brendan C. Hegarty

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

     /s/ VICTOR E. MANN*        Director                      January 16, 1998
------------------------------
        Victor E. Mann

     /s/ SEIYA MIYANISHI*       Director                      January 16, 1998
------------------------------
       Seiya Miyanishi

    /s/ ANDREW C. PESKOE*       Director                      January 16, 1998
------------------------------
       Andrew C. Peskoe

     /s/ DONALD L. WAITE*       Director                      January 16, 1998
------------------------------
       Donald L. Waite



*By:   /s/ EMILIO O. DICATALDO
      -------------------------
         Emilio O. DiCataldo
         (ATTORNEY IN FACT)

                                 EXHIBIT INDEX


  Exhibit
  Number                                Description of Exhibit                              Page No.
-----------  ----------------------------------------------------------------------------  -----------

        1.1  -- Underwriting Agreement*

        3.1  -- Restated Certificate of Incorporation of the Registrant**

        3.2  -- Restated By-Laws of the Registrant**

        4.1  -- Specimen Certificate for Common Stock of the Registrant*

        5.1  -- Opinion of Dewey Ballantine LLP*

       10.1  -- 1997 Stock Option Plan+

       10.3  -- Nonemployee Directors' Stock Option Plan+

       10.4  -- Form of Employment Agreement+

       10.5  -- Union Agreement, dated August 25, 1995, between the Registrant and Local
             342, International Union of Electronic, Electrical, Salaried, Machine &
               Furniture Workers**

       10.6  -- Securities Purchase Agreement, dated May 22, 1995, between the Registrant and Seagate Technology, Inc.**

       10.7  -- Registration Rights Agreement, dated May 22, 1995, among the Registrant,
               Seagate Technology, Inc. and certain stockholders of the Registrant**

       10.8  -- Series B Preferred Stock Purchase Warrant, dated May 22, 1995, between the Registrant and Seagate Technology, Inc.**

       10.9  -- U.S. $1,000,000 Subordinated Promissory Note, dated November 14, 1990, between the Registrant and Nikko Tecno Co., Inc.**

      10.10  -- U.S. $500,000 Subordinated Promissory Note, dated November 14, 1990, between the Registrant and Nikko Tecno Co., Inc.**

      10.11  -- Letter extending repayment of U.S. $1,000,000 and U.S. $500,000
             Subordinated Promissory Notes, dated August 18, 1997, by Nikko Tecno Co.,
               Inc.**

      10.12  -- Mortgage Note, dated September 29, 1997, between Registrant and M&T Real
               Estate, Inc.**

      10.13  -- Mortgage, dated September 29, 1997, between Registrant and M&T Real
             Estate, Inc.**

      10.14  -- Continuing Guaranty, dated September 29, 1997, between Registrant and M&T
               Real Estate, Inc.**

      10.15  -- General Assignment of Rights, dated September 29, 1997, between
             Registrant and M&T Real Estate, Inc.**

      10.16  -- Amendment No. 1 to General Security Agreement, dated September 29, 1997, by and among the Registrant, M&T Trust Company and M&T Real Estate, Inc.**

      10.17  -- Amended and Restated Lease Agreement, dated September 29, 1997, between
               Registrant and M&T Real Estate, Inc.**

      10.18  -- Bill of Sale, dated September 29, 1997, executed by Registrant**

      10.19  -- Lease Agreement, dated October 19, 1995, between Registrant and SCI
             Limited Partnership - I**

      10.20  -- $3,000,000 Term Loan Note Agreement, dated September 30, 1996, by
             Registrant and M&T Company**

      10.21  -- Letter of Credit Reimbursement Agreement**

      10.22  -- Continuing Guaranty of CVC Holdings, dated September 30, 1996, by
               Registrant**

      10.23  -- Continuing Guaranty of CVC Products, dated February 2, 1996, by
               Registrant**

      10.24  -- General Security Agreement of CVC Products, dated September 30, 1996, by
               Registrant**

      10.25  -- General Security Agreement of CVC Holdings, dated September 30, 1996, by
               Registrant**

      10.26  -- U.S. $1,000,000 Subordinated Promissory Note, dated December 20, 1991, between the Registrant and Nikko Tecno. Co., Inc.**

      10.27  -- Employment Agreement, dated as of December 15, 1997, between the
             Registrant and Christine B. Whitman+

      10.28  -- Employment Agreement, dated as of December 15, 1997, between the
             Registrant and Giovanni Nocerino+

      10.29  -- Employment Agreement, dated as of December 15, 1997, between the
             Registrant and Emilio O. Dicataldo+

      10.30  -- Employment Agreement, dated as of December 15, 1997, between the
             Registrant and Mehrdad M. Moslehi+

      10.31  -- Employment Agreement, dated as of December 15, 1997, between the
             Registrant and Christopher J. Mann+

      10.32  -- Employment Agreement, dated as of December 15, 1997, between the
             Registrant and Richard J. Chicotka+

       11.0  -- Computation of Earnings Per Share+

       21.1  -- List of Subsidiary**

       23.1  -- Consent of Price Waterhouse LLP+

       24.1  -- Power of Attorney (included on page II-5)**

       27.1  -- Financial Data Schedule**


------------------------

* To be filed by amendment.

** Previously filed

+ Filed herewith